UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.2 TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SMARTMETRIC, INC.
(Name of small business issuer in its charter)

Nevada	334610	05-0543557
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

67 Wall Street, 22nd Floor, New York, New York 10005 (212) 859-5007
(Address and telephone number of principal executive offices)

67 Wall Street, 22nd Floor, New York, New York 10005 (212) 859-5007
(Address of Principal place of business or intended principal Place of business)

Schonfeld & Weinstein, L.L.P., 80 Wall Street, Suite 815, New York, NY 10005 (212) 344-1600
(Name, address, and telephone number of agent for service)

Copies to:

Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005
Phone: (212) 344-1600
Fax: (212) 480-0717

Approximate date of proposed sale to the public as soon as practicable after the effective date of this Registration Statement and Prospectus.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, (the "Securities Act") or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Amount Being Registered	Proposed Maximum offering Price per share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Aggregate Fee

Common Stock	4,000,000	$1.50	$ 6,000,000	$ 760.20

Class A Common Stock by selling shareholders	3,000,000	$1.50	$ 4,500,000	$ 570.15

Common Stock by selling shareholders	8,628,464	$1.50	$12,942,696	$1,639.84

Total	15,628,464	$1.50	$23,442,696	$2,970.19

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457.

Cross Reference Sheet
Showing the Location In Prospectus of
Information Required by Items of Form SB-2

Part I. Information Required in Prospectus

Item No.	Required Item	Location or Caption

1.	Front of Registration Statement	Front of Registration
	and Outside Front Cover of	Statement and outside
	Prospectus	front cover of Prospectus

2.	Inside Front and Outside Back	Inside Front Cover Page
	Cover Pages of Prospectus	of Prospectus and Outside
Front cover Page of Prospectus

3.	Summary Information and Risk	Prospectus Summary;
	Factors	High Risk Factors

4.	Use of Proceeds	Use of Proceeds

5.	Determination of Offering	Prospectus Summary -
	Price	Determination of Offering
Price; Risk Factors

6.	Dilution	Dilution

7.	Selling Security Holders	Selling Security Holders

8.	Plan of Distribution	Plan of Distribution

9.	Legal Proceedings	Legal Proceedings

10.	Directors, Executive Officers,	Management
Promoters and Control Persons

11.	Security Ownership of Certain	Principal Shareholders
Beneficial Owners and Management

12.	Description of Securities	Description of Securities

13.	Interest of Named Experts and	Legal Opinions; Experts;
Counsel

14.	Disclosure of Commission Position	Statement as to
	on Indemnification for Securities	Indemnification
Act Liabilities

15.	Organization Within Last	Business
Five Years

16.	Description of Business	Business

17.	Management's Discussion and	Management's Discussion and
	Analysis or Plan of	Analysis of Financial Condition
Operation

18.	Description of Property	Not Applicable

19.	Certain Relationships and Related	Certain Transactions
Transactions

20.	Market for Common Stock and	Prospectus Summary
Related Stockholder Matters

21.	Executive Compensation	Executive Compensation

22.	Financial Statements	Financial Statements

PROSPECTUS

SMARTMETRIC, INC.
(a Nevada corporation)

SmartMetric is offering for sale a minimum of 333,333 shares, par value $.001 (the “Minimum Offering”) and a maximum of 4,000,000 shares (the “Maximum Offering”) of common stock of SmartMetric, Inc., a Nevada corporation (“SmartMetric”) at $1.50 per share. The shares shall be sold exclusively by SmartMetric in a self-underwritten offering on a best efforts basis with a minimum requirement to sell 333,333 shares for a period of ninety (90) days and may be extended for an additional ninety (90) days at SmartMetric’s option, however SmartMetric reserves the right to retain registered broker-dealers for this offering. All investment proceeds will be held in escrow until the Minimum Offering is raised. If the Minimum Offering has not been sold within the first ninety days, the offering may be extended an additional ninety days. In the event SmartMetric does not raise the Minimum Offering during this time period, all escrowed funds shall be returned to investors. The securities offered are not listed on any securities exchange or on the Nasdaq stock market.

This offering also relates to 11,628,464 shares being offered by selling shareholders, 3,000,000 of which are Class A common stock. Selling shareholders will sell at a fixed price of $1.50 per share until our common stock is quoted on the Over-the-Counter Bulletin Board, after which they will sell their common stock at prevailing market rates or privately negotiated prices.

The offering price of $1.50 per share has been arbitrarily determined by the Company.

Per Share	Price to the Public	Minimum offering Proceeds to SmartMetric	Maximum Offering Proceeds to SmartMetric
	$1.50	$499,999.50	$6,000,000
Proceeds to SmartMetric Before offering costs	$1.50	$499,999.50	$6,000,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE ____ IN THIS
PROSPECTUS.

The date of this Prospectus is __________________.

This offering will terminate on ____________, but may be extended for an additional ninety (90) days at SmartMetric’s option.

TABLE OF CONTENTS

Page #

PROSPECTUS SUMMARY

RISK FACTORS

USE OF PROCEEDS

CAPITALIZATION

DILUTION

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION

BUSINESS

MANAGEMENT

PRINCIPAL SHAREHOLDERS

DESCRIPTION OF SECURITIES

SHARES ELIGIBLE FOR FUTURE SALE

SELLING SHAREHOLDERS

CERTAIN TRANSACTIONS

LEGAL MATTERS
EXPERTS

SMARTMETRIC, INC. FINANCIAL STATEMENTS

PROSPECTUS SUMMARY

The following is a summary of certain information contained in this prospectus and is qualified by the more detailed information and consolidated financial statements (including notes thereto) appearing elsewhere in this prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors". Unless otherwise indicated, the capital structure, the number of shares outstanding and the per share data and information in this Prospectus have been adjusted to give effect to the merger described herein.

SmartMetric, Inc.

SmartMetric was incorporated pursuant to the laws of Nevada on December 18, 2002. SmartMetric is a development stage company engaged in the technology industry. SmartMetric has a license to utilize proprietary technology to manufacture and sell a fingerprint sensor activated card with a finger sensor on the board card, itself. The SmartMetric SmartCard is a credit card size plastic card embedded with an integrated circuit chip and biometric fingerprint sensor, which provides identification of the user. It can also be used to store information. This card may be referred to as a “biometric card” or the SmartMetric “SmartCard.” There is a patent pending for the SmartMetric SmartCard. The technology and use covered by this patent pending has been licensed to SmartMetric. The company intends to begin to outsource the manufacturing of its SmartCards with the proceeds of this offering.

On October 30, 2003, SmartMetric entered into an agreement with Information Spectrum, Inc., a corporation located in Annandale, Virginia. Information Spectrum, Inc. shall hereinafter be referred to as ISI. Pursuant to this agreement, ISI shall market SmartMetric SmartCards and a SmartCard reading device. Neither prices, nor division of expenses or profits has been determined; before submitting each proposal to the prospective purchaser SmartMetric and ISI shall enter into a separate agreement defining the parties’ respective rights and obligations concerning that particular opportunity.

The executive offices of SmartMetric are located at 67 Wall Street, 27th Floor, New York, New York 10005. The telephone number is (212) 859-5007.

Our Strategy

SmartMetric seeks to position itself as a producer of various identity cards utilizing its licensed technology and providing such cards to government agencies, corporations and organizations interested in identification cards.

Plan of Distribution

We are offering our common stock on a best efforts basis with a minimum requirement to sell 333,333 shares. This is a self-underwritten offering; we do not have agreements with any underwriters for the sale of our common stock, although we may enter into such agreements at a later date.

The Offering

SmartMetric is offering a minimum of 333,333 shares and a maximum of 4,000,000 shares of common stock at $1.50 per share. This offering price has been arbitrarily determined. The shares shall be sold by SmartMetric’s officers and directors, although the Company may decide to engage the service of a registered broker-dealer. All investment proceeds from this offering will be held in escrow until the Minimum Offering is raised.

Certain selling shareholders are offering 11,628,464 shares of common stock at $1.50 per share; 3,000,000 of these shares are Class A common stock.

There are currently 58,628,464 shares of common stock outstanding of which 50,000,000 are Class A common stock. Class A common stock is identical in all respects to the other, undesignated class of common stock. Unless otherwise indicated, both the Class A common stock and the common stock shall collectively be referred to as “common stock.” There will be 58,961,797 shares outstanding if the minimum offering is sold and 62,628,464 shares if the maximum offering is sold.

Risk Factors

The securities offered hereby are highly speculative and involve a high degree of risk. Carefully review and consider the factors set forth under “Risk Factors” as well as all other information contained herein.

Use of Proceeds

The proceeds from this offering before offering costs, which are $499,999.50 in the minimum offering and $6,000,000 in the maximum offering, will be used to complete a SmartCard prototype, to contract with a third party to begin manufacturing our SmartCards, for marketing, working capital and offering costs.

RISK FACTORS

Investment in the securities offered hereby involves a high degree of risk. Prospective investors should carefully consider, together with the other information appearing in this prospectus, the following factors, among others, in evaluating SmartMetric and its business before investing in SmartMetric.

SmartMetric will rely on key existing and future personnel, the loss of whom could negatively impact our ability to conduce a successful business.

SmartMetric's success will depend to a large degree upon the efforts and abilities of Colin Hendrick, Chief Executive Officer, President and Chairman of the Board of SmartMetric. The loss of the services of Mr. Hendrick could have a material adverse effect on SmartMetric's business prospects and potential earning capacity. SmartMetric has entered into a one year employment agreement with Mr. Hendrick, after which Mr. Hendrick may choose not to continue his employment with SmartMetric. SmartMetric currently has no key person life insurance on Mr. Hendrick. SmartMetric will need to recruit and retain additional members of senior management to manage anticipated growth, but may be unable to do so on terms suitable to SmartMetric.

As of the date of this prospectus, we have no product for sale and have yet to produce a prototype.

SmartMetric was incorporated on December 18, 2002. To date, we have been engaged in research and development primarily in the design and production of a SmartCard prototype. We have yet to produce a prototype and have no product for sale. We will not achieve any sales revenues until our prototype is complete and ready to be marketed. Although we plan to use the proceeds of this offering to engage in marketing and outsource production of our SmartCards, such efforts may not be successful.

Even if we are successful in developing our business and gaining market acceptance, we may not become profitable. Further, we may be unable to find a manufacturer to successfully manufacture our biometric card and even if we do, our SmartCard may not gain market acceptance.

We expect to incur significant start up costs, which could delay the commencement of our operations.

SmartMetric expects to incur significant start-up costs in connection with manufacturing and marketing the SmartMetric biometric card. The Company estimates such start up expenses at $300,000, which includes completion of the SmartCard prototype and costs associated with manufacturing. As of December 31, 2004, we have incurred net losses of $52,768 and we anticipate that we will incur additional losses in the future. The extent of these losses will be dependent, in part, on our ability to successfully market our products, and the costs involved in outsourcing production of our SmartCards. In the event start up costs exceed our expectations, we may have to raise additional funds which could delay the commencement of our operations.

Current SmartMetric shareholders, including our president and chief executive officer, will own a majority of the shares after the offering and as a result, will still control the Company which means that investors in this offering will have little influence over how the Company is managed.

After the minimum offering, the current shareholders of SmartMetric will control the vote of 99.4% of SmartMetric's issued and outstanding common shares and after the maximum offering, current shareholders will control 93.6% of SmartMetric’s issued and outstanding shares. As a result, the former SmartMetric shareholders will have the ability to control the outcome of substantially all issues submitted to shareholders.

An investment in SmartMetric stock will result in an immediate dilution of $1.49 in the Minimum Offering and $1.41 in the Maximum Offering which means that your investment will initially be worth less than the amount you are paying for it.

The holders of the restricted common shares of SmartMetric have acquired their interest in SmartMetric at an average cost per share which was significantly less than that which the public investors paid for their securities. Consequently, the public investors’ investment will be immediately diluted. Further, the public investors will bear the majority of the risk of any loss that may be incurred in SmartMetric's operations.

There is no public market for our securities and investors may be unable to sell their shares, which could result in the loss of their investments.

SmartMetric intends to apply for listing of its common stock on the Nasdaq Over-the- Counter Bulletin Board. However, to date, there is no public trading market for our common stock. If such a market does develop, the price of SmartMetric’s common stock may be volatile. Thus, investors run the risk that they will never be able to sell their shares or, if they are able to sell them, the price may be lower than the initial purchase price. No potential market makers have been solicited by SmartMetric, and SmartMetric may be unable to find any brokers willing to make a market in SmartMetric’s securities.

We will need additional financing which could dilute the interests of current shareholders.

If we raise less than the maximum offering, we expect to seek an additional $2,000,000 to $3,000,000 within 12 to 24 months after completion of this offering, depending on how much money we raise in this offering. Such financing could take the form of bank financing or other debt or equity securities in public or private financing. Any such financing could dilute the interest of current shareholders. Such additional financing may not be available or, if it is available, it may not be in such amounts or on terms satisfactory to SmartMetric.

We will face intense competition from better-known and/or better-funded companies which could result in our failure to realize lower than expected sales revenues.

The market for companies involved in security technology is fragmented and highly competitive, and competition is increasing substantially. SmartMetric will be competing with other technology companies both regionally, nationally and internationally. Other competitors, some of which may have greater financial and other resources than SmartMetric, may also enter the markets in which SmartMetric currently operates or intends to expand. We may be unable to compete successfully against these competitors.

We will be depending on qualified personnel and key individuals, none of whom have worked with publicly traded companies before and may not be able to adequately manage certain responsibilities of publicly traded companies which could adversely effect our operations and/or stock price.

None of our officers or directors has any experience working with publicly traded companies and it is possible that they will not be qualified to run a publicly owned company. Their inability to successfully manage SmartMetric’s business and the responsibilities of a publicly traded company could adversely affect our ability to obtain a large customer base and, as a result, our profitability and stock price.

Our business model is based on a product for which we have not yet produced a prototype and, as a result, we cannot be certain the product will function as we expect it to, in which case we will have to invest additional funds into research and development.

Our business plan revolves around sales of the SmartMetric SmartCard which we believe will permit identity and transaction control verification and which, through its fingerprint sensor, we believe will facilitate instant authorization verification. We have licensed patent-pending technology for this purpose. However, while the prototype design is completed, further engineering is required to produce a prototype of this SmartCard. We may be unable to produce such prototype or, if produced, it is possible that the prototype will not function as expected. In the event it does not, we will have to invest additional funds into research and development.

If we sell less than the Maximum Offering, we will not be able to effectively market our SmartCard or produce it in large quantities which could result in low sales and a possible need to finance production of the SmartCards.

SmartMetric is seeking to raise a minimum of $499,999.50 and a maximum of $6,000,000. The Company believes that with the maximum offering proceeds, it will be able to effectively market the Smartmetric SmartCards in addition to paying the costs involved with outsourcing production of the SmartCards. Sales of less than the Maximum Offering will force us to greatly reduce our marketing efforts which could result in lower sales, and which may prohibit us from producing SmartCards in cost-effective quantities and may necessitate the need to finance production of our SmartCards.

Information Spectrum, Inc. may be unsuccessful in marketing SmartMetric’s SmartCards in which case we will have to seek a new marketing company or self market our SmartCard which could delay any potential sales revenues.

In October 2003, SmartMetric entered into an agreement with Information Spectrum, Inc. or ISI, pursuant to which ISI has agreed to market SmartMetric’s SmartCards by generating interest in credential cards and card production systems incorporating SmartMetric’s proprietary technology. ISI is the exclusive reseller of SmartMetric products to agencies of the United States and Canadian governments.

To date, ISI has not begun its marketing efforts. In the event ISI is unable to locate companies interested in purchasing SmartMetric’s products, SmartMetric will be forced to find another marketing partner or start to market its products on its own, which could delay potential sales revenues.

Failure to agree upon the terms of one or more “Teaming Agreements” with ISI could result in the loss of sales opportunities to SmartMetric.

The agreement between ISI and SmartMetric states that ISI and SmartMetric must enter into a Teaming Agreement prior to ISI submitting a formal proposal to a potential SmartMetric customer. A Teaming Agreement will outline each party’s rights with respect to each individual proposal. Failure of SmartMetric and ISI to enter into any particular Teaming Agreement will result in the loss of potential sales opportunities and revenues to SmartMetric.

SmartMetric’s patented technology may infringe upon patents issued to third parties, subjecting SmartMetric to the cost of defending the patent and possibly requiring SmartMetric to stop using the technology or to license it from another party.

In August 2004, Applied Cryptology, Inc., licensed patent-pending technology to SmartMetric. SmartMetric depends on such technology in the building of its SmartCard. The patent was granted on September 14, 2004. However, this patent may infringe on others, in which case SmartMetric may be forced to defend the patent or possibly stop using it or license it from a third party, which could cost SmartMetric a lot in legal fees and which could possibly prevent SmartMetric from selling its SmartCard.

Third parties may infringe on the patent in which case SmartMetric would bear the cost of enforcing the patent.

Although a patent was issued for the technology we license from Applied Cryptology, third parties may infringe on the patent. Such infringement would result in SmartMetric bearing the cost of enforcing the paten tan could reduce funds SmartMetric intended to spend on marketing or producing its SmartCards.

SmartMetric may have difficulty selling shares in this offering as selling shareholders may in effect compete with SmartMetric for investors.

While SmartMetric is offering for sale a minimum of 333,333 shares and a maximum of 4,000,000 shares, at the same time, selling shareholders are offering for sale 11,628,464 shares. As a result, selling shareholders may be competing with SmartMetric for investors, which could result in less money being invested in the Company. Further, if SmartMetric’s shares are listed on an exchange before the Maximum Offering is sold, and if the price of SmartMetric’s shares declines, investors may be able to obtain shares from selling shareholders at a lower price than SmartMetric’s price of $1.50 per share.

The shares being offered are “penny stocks” which are associated with such risks as price fluctuations, additional disclosure requirements and lack of a liquid market. These risks could result in investors finding it difficult to sell their shares.

Broker-dealer practices in connection with transactions in "penny-stock" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure regarding penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such factors could result in SmartMetric selling less than the Minimum Offering and investors finding it difficult to sell their shares.

USE OF PROCEEDS

The gross proceeds of SmartMetric’s minimum offering will be $499,999.50 and the gross proceeds of its maximum offering will be $6,000,000. The following table sets forth management’s proposed use of proceeds. However, the Company retains the right to apply these proceeds in any manner in which it sees fit:

Application of Proceeds	Minimum Offering ($499,999.50)	50% of the Offering ($3,000,000)	Maximum Offering ($6,000,000)

Complete Prototype of SmartCard(1)	$100,000	$ 100,000	$ 100,000

Outsource Production of SmartCards	$100,000	$1,200,000	$2,400,000

Marketing	$ 50,000	$ 825,000	$1,650,000

Officer’s salary(2)	$ 70,000	$ 170,000	$ 170,000

Working capital	$ 32,042.50	$ 557,043	$1,532,043

Offering Costs	$147,957	$ 147,957	$ 147,957

Total	$499,999.50	$3,000,000	$6,000,000

(1)	While the prototype design is completed, further engineering is necessary to complete the prototype.

(2)	This money may be paid to Colin Hendrick from the proceeds of this offering. (See Summary Compensation Table.)

CAPITALIZATION

The following table sets forth the capitalization at December 31, 2004 and as adjusted to give effect to the sale of certain assumed numbers of shares sold in this offering. This table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

		As Adjusted

		Minimum Offering	50% of the Offering	Maximum Offering
	Actual	($500,000)	($3,000,000)	($6,000,000)

Long - term debt	$-	$-	$-	$-

Stockholders’ equity:
Preferred stock, $.01 per value;
5,000,000 shares authorized,
no shares issued	-	-	-	-
Class A common stock; $.001 par
value; authorized issued and
outstanding 50,000,000 shares	50,000	50,000	50,000	50,000
Common stock, $.001 par value;
authorized 45,000,000 shares,
issued and outstanding
8,628,464, 8,961,797,
10,628,464 and 12,628,464
shares, respectively	8,628	8,962	10,628	12,628
Additional paid-in capital	135,233	486,942	2,985,276	5,983,276
Deficit accumulated during the
development stage	(97,338)	(97,388)	(97,388)	(97,388)

Total stockholders’ equity	96,523	448,566	2,948,566	5,948,566

Total Capitalization	$96,523	$448,566	$2,948,566	$5,948,566

DILUTION

At December 31, 2004, SmartMetric had a net tangible book value of $1,163 or $.00 per share of common stock. Net tangible book value per share is equal to SmartMetric's tangible assets less its total liabilities, divided by the number of shares of common stock outstanding on such date.

If we sell only the Minimum Offering under this Prospectus at the offering price of $1.50 per share, after deducting estimated unpaid costs of this offering, our proforma net tangible book value as of December 31, 2004 would be $433,206 or $.01 per share of common stock based on the 58,961,797 shares that would be outstanding. This represents an immediate increase in the net tangible book value per share to our existing shareholders of $.01 per share and an immediate dilution of $1.49 per share to those who purchase shares in this offering.

If we sell 50% of the Maximum Offering under this Prospectus, our proforma net tangible book value as of December 31, 2004 would be $2,937,206 or $.05 per share of common stock based on the 60,628,464 shares that would be outstanding. This represents an immediate increase in the net tangible book value per share to our existing shareholders of $.05 per share and an immediate dilution of $1.45 per share to those who purchase shares in this offering.

If we sell the Maximum Offering under this Prospectus, our proforma net tangible book value as of December 31, 2004 would be $5,933,206 or $.09 per share of common stock based on the 62,628,464 shares that would be outstanding. This represents an immediate increase in the net tangible book value per share to our existing shareholders of $.09 per share and an immediate dilution of $1.41 per share to those who purchase shares in this offering.

The following illustrates the per share dilution to new investors based on certain assumed numbers of shares sold in this offering:

	Minimum Shares Sold	50% Maximum Shares sold	Maximum Shares Sold

Public offering price per share	$1.50	$1.50	$1.50
Net tangible book value per share before offering	$ .00	$ .00	$ .00
Increase per share attributable to new investors in this offering	$ .01	$ .05	$ .09
Net tangible book value per share after offering	$ .01	$ .05	$ .09
Dilution per share to new investors	$1.49	$1.45	$1.41

The following table sets forth the difference between the price paid by our existing shareholders and the price to be paid by new investors in this offering based on certain assumed numbers of shares sold in this offering.

Minimum Shares Sold	Number of Shares Purchased	% of Class	Total Consideration	% of Total Consideration	Average Price Per Share

Existing Shareholders	58,628,464	99.4%	$193,861	27.9%	$.00

Public Shareholders	333,333	0.6%	$500,000	72.1%	$1.50

Total	58,961,797	100%	$693,861	100%	$0.01

50% Maximum Shares Sold	Number of Shares Purchased	% of Class	Total Consideration	% of Total Consideration	Average Price Per Share

Existing Shareholders	58,628,464	96.7%	$ 193,861	6.1%	$.00

Public Shareholders	2,000,000	3.3%	$3,000,000	95.7%	$1.500

Total	60,628,464	100%	$3,193,861	100%	$.05

Maximum Shares Sold	Number of Shares Purchased	% of Class	Total Consideration	% of Total Consideration	Average Price Per Share

Existing Shareholders	58,628,464	93.6%	$ 193,861	3.1%	$.00

Public Shareholders	4,000,000	6.4%	$6,000,000	96.9%	$1.50

Total	62,628,464	100%	$6,193,861	100%	$.01

PLAN OF DISTRIBUTION

SmartMetric is offering up to 4,000,000 shares of common stock at $1.50 per share, which price has been arbitrarily determined by SmartMetric. SmartMetric has not yet determined how it will advertise the offering. We have no arrangements with any third party to host or access the party preliminary prospectus on the Internet.

Changes in terms of the offering.

Changes in the material terms of the offering after the registration statement’s effective date will terminate the original offer. Investors would then be entitled to a refund. Example of material changes include:

•	Extension of the offering period;
•	Change in the offering price;
•	Change in the minimum purchase required of investors;
•	Change in the amount of proceeds necessary to release the proceeds in escrow;
•	Change in application proceeds.

SmartMetric proposes to offer the shares directly on a best efforts basis with a minimum requirement to sell 333,333 shares. In the event SmartMetric does not sell the Minimum Offering within the Offering Period, SmartMetric will refund the escrowed funds by the next business day or as soon as possible after the offering’s termination. While SmartMetric reserves the right to sell its securities through registered broker-dealers, it has no commitments to do so. SmartMetric has no plans to sell the offering through registered broker-dealers and has not determined the circumstances under which these plans would change. In the event registered broker-dealers are engaged, SmartMetric contemplates paying a commission of 10% of securities sold by such broker-dealers. All offering proceeds will remain in escrow until the minimum offering is raised.

As of the date of this prospectus, no broker has been retained by the company in connection with the sale of securities being offered hereby. In the event a broker who may be deemed an underwriter is retained by SmartMetric, an amendment to SmartMetric's registration statement will be filed with the Securities and Exchange Commission.

Colin Hendrick, Peter Sleep, Joseph Katzman, Applied Cryptology or any other affiliate of SmartMetric may each purchase up to 10,000 shares to meet the required 333,333 shares. Each such person, however, must purchase such shares for investment purposes and not for resale.

There is no minimum or maximum purchase requirement. Subscription proceeds received by SmartMetric shall be placed in an escrow account with Signature Bank until the minimum offering is achieved, after which proceeds shall be released directly to SmartMetric. If the minimum offering is not sold by the end of the offering period, or extended offering period if so extended, all escrowed proceeds shall be returned to investors.

This offering will be sold by SmartMetric’s offices and directors, none of whom are registered broker-dealers. The officers and directors are in compliance with the Rule 3a4-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and are not deemed to be brokers because, although they are associated persons they

(1)	are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act; and

(2)	are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(3)	are not at the time of their participation an associated person of a broker or dealer; and

(4)	they meet the following conditions:

(A)	they perform substantial duties on behalf of SmartMetric otherwise than in connection with transactions in securities;

(B)	were not broker- dealers of associated persons of broker-dealers within the preceding 12 months; and

(C)	they do no participate in selling a offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1, except that for securities issued pursuant to Rule 415 under The Securities Act of 1933, the 12 months shall begin with the last sale of any securities including within and Rule 415 registration.

SUMMARY FINANCIAL INFORMATION

The following is a summary of our Financial Information for the period indicated and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition" and the Financial Statements including the notes thereto included in this prospectus.

	Six Months			Period December 18
	Ended December 31,		Year Ended	2002 to
	2004	2003	June 30, 2004	June 30, 2003

Statement of Operations Data:	(Unaudited)

Total revenues…………………..	$0	$0	$0	$0
Net income (loss)……………….	$(61,300)	$(061)	$(35,978)	$(60)
Net income (loss) per share…….	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of
common shares outstanding…….	58,594,361	$25,000,000	58,628,464	-

	As Adjusted Assuming

			50% of
		Minimum	Maximum	Maximum
	Actual	Shares Sold	Shares Sold	Share Sold

Balance Sheet Data (December 31, 2004):

Working capital…………..	$ 1,163	$433,206	$2,933,206	$5,933,206

Cash and cash equivalents..	$ 32,190	$464,233	$2,964,233	$5,973,235

Total assets……………….	$128,950	$489,953	$2,980,	$5,989,227

Total liabilities……………	$ 32,427	$ 32,457	$ 32,457	$ 32,457

Shareholders' equity……...	$ 96,523	$448,566	$2,948,566	$5,948,566

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

SmartMetric was incorporated in the State of Nevada on December 18, 2002 to serve as a developer of identity management products. SmartMetric has been engaged in research and development of a biometric security solution, which can authenticate the identity of an individual in a self-contained credit card-sized device. SmartMetric refers to this device as a “biometric card” or a “SmartCard.” SmartMetric’s CEO, Colin Hendrick, has several patents pending for this biometric card. A company controlled by Mr. Hendrick has granted SmartMetric a license to use, market and distribute this patent-pending technology.

The following presentation of management's discussion and analysis of SmartMetric's financial condition should be read in conjunction with SmartMetric's financial statements and notes thereto, as well as other financial information contained in this prospectus.

Overview

Incorporated in 2002, SmartMetric and its founder and CEO, Colin Hendrick, have been engaged in research and development of a biometric security solution which would authenticate the identity of a person in a self-contained credit card-sized device. SmartMetric’s biometric card has been designed to use an on-board finger print sensor which is imbedded in the card along with an integrated circuit chip which will provide one gigabyte of memory capacity. SmartMetric has not yet completed a prototype of its SmartCard and has not yet begun to manufacture SmartCards utilizing its licensed technology. To date, SmartMetric has had no sales revenues.

SmartMetric’s CEO, Colin Hendrick, applied for a patent for this biometric card technology connecting SmartCards to networks, and providing secure access for such connections. In June 2004, Mr. Hendrick transferred this technology to Applied Cryptology, Inc., a Nevada corporation, he owns and controls. On August 1, 2004, Applied Cryptology entered into a license agreement with SmartMetric pursuant to which Applied Cryptology agreed to license this technology to SmartMetric in perpetuity in exchange for a royalty payment. This patent was granted on September 14, 2004.

We had $0 sales revenue for the year ended June 30, 2004, with a net loss of $35,978. For the quarter ending December 31, 2004, there were no sales revenues and a net loss of $16,730.

In October 2003, we sold 50,000,000 shares of common stock to the President of SmatMetric at $.001 per share for a total of $50,000. From November 2003 to June 30, 2004, SmartMetric sold 8,560,257 shares of common stock to the President of the corporation, Colin Hendrick, at $.01 per share for a total of $85,602.57. Mr. Hendrick rendered complete payment for these shares by October 2004. In August 2004, Mr. Hendrick transferred these shares to approximately 600 shareholders for no consideration. All shares are restricted from resale, except 11,560,257 shares which are being registered for resale.

In October and November 2004, we sold 68,207 shares to 9 people at $1.50 per share. All 68,207 shares are being registered in this registration statement.

Plan of Operation.

Over the next 12 months, SmartMetric intends to complete the prototype of its SmartCard and commence marketing in an attempt to generate sales. We will use the proceeds of this offering to complete the prototype and commence marketing. We believe that proceeds from the Maximum Offering will be sufficient to cover these costs, as well as working capital, for at least 12 months. However, in the event we raise less than the Maximum Offering, we will have to raise additional funds during the next 12 months.

A key part of our business plan is to complete the prototype of the SmartCard within the next 12 months. Additional research and development may be necessary if the prototype does not work as planned, or if after it is complete, we believe it could be improved upon.

We expect to outsource manufacturing of our SmartCards once the prototype is complete and we have sales orders. We do not intend to purchase any plants or significant equipment.

Once we have begun to generate sales, we intend to hire additional employees. However, until that time, we may only hire a few employees to market the SmartMetric SmartCard.

Completion of Prototype

We have hired a company to design and manufacture a model of our SmartCard utilizing our licensed technology and according to our proposed plans for the SmartCard. That engineering firm has been working on the design and once they have built the prototype, they will need to test it to determine if it works. Any defects will be addressed until all the engineering works to the satisfaction of SmartMetric. The finished product will be the prototype or model for our SmartCards, which will be manufactured upon receipt of customer orders. We expect this prototype to be complete in the first quarter of 2005.

Production of SmartCards

Once we have a working prototype of our SmartCard, we will seek to obtain orders for it. However, because SmartMetric does not own or rent a manufacturing facility, we will have to contract with a manufacturing facility to produce our SmartCards. We will begin to search for one or more manufacturing facilities once we have obtained the completed SmartCard prototype. When searching for a manufacturing facility, we will take into consideration such factors as pricing, timing, location and quality of product. We may contract with one or more facilities to produce our SmartCards. A portion of the proceeds from this offering will be applied toward the production of SmartCard.

SmartMetric believes its current sources of credit and liquidity, including funds raised in its private placement are sufficient to commence operations in a limited capacity, and that, in the event we raise less than the maximum offering, we may have to raise additional capital within the next 12-24 months. SmartMetric believes the Maximum Offering proceeds will be sufficient to proceed with its plan of operations for the next eighteen months. We estimate that we will need approximately $4,000,000 to proceed with our plan of operation for the next 12 months. This amount takes into consideration outsourcing or contract manufacturing approximately 75,000 SmartCards. A key element of SmartMetric's growth strategy is raising adequate funding to begin to outsource the manufacture of its biometric card. We believe that $499,999.50 will suffice to begin outsourcing the manufacturing of our SmartCard. The amount of funds required will depend on the size of the orders we receive. We estimate that $499,999.50 will allow us to outsource production of 5,000 SmartCards. We expect that orders larger than will require additional financing. Such financing may be in the form of debt or equity. Currently, SmartMetric has no material commitments for capital expenditures.

SmartMetric does not believe its business is seasonal in any way.

On October 30, 2003, we entered into an agreement with Information Spectrum, Inc. Pursuant to this agreement, ISI will seek to market our SmartCards. Once ISI begins such marketing efforts and is able to find companies and/or government agencies to purchase our SmartCards, we will contract with a manufacturer to produce the required number of SmartCards. While we have located several manufacturing facilities, we have not entered into agreements with any of them. There is no guarantee that ISI will locate companies or agencies that are interested in purchasing our SmartCards, or that we will be able to negotiate a manufacturing agreement on terms acceptable to SmartMetric.

	Six Months			Period
	Ended December 31		Year Ended	December 18, 2002,
			June 30,	to June 30,
	2004	2003	2004	2003

	(unaudited)
Net Sales	$0	$0	$0	$0

Cost of Sales	$0	$0	$0	$0

Selling, general and
administrative expenses	$61,300	$1,061	$35,978	$60

Income (loss) from operations	$(61,300)	$(1,061)	$(35,978)	$(60)

Net sales for the year ended June 30, 2004 were $0. Administrative expenses for the year ended June 30, 2004 were $6,643. SmartMetric expended $29,335 in research and development for the year ended June 30, 2004. Net loss was $35,978 in the year ended June 30, 2004.

For the six months ended December 31, 2004, we had no sales. Administrative expenses were $20,890. We spent $40,410 on research and development. Our net loss for the six months ended December 31, 2004 was $61,300.

BUSINESS

General

SmartMetric was incorporated pursuant to the laws of the State of Nevada on December 18, 2002.

SmartMetric’s Chief Executive Officer, Colin Hendrick, has created the SmartMetric “Biometric Card,” a credit card-sized device which utilizes a finger print sensor to authenticate a person’s identity. The embedded sensor takes the image of the person’s fingerprint and matches it with a fingerprint stored on the card. Mr. Hendrick applied for a United States and International patent with regard to the Biometric card and the technology contained therein. Both patents are pending. Mr. Hendrick transferred the patent pending to Applied Cryptology, Inc., a Nevada corporation, owned by Mr. Hendrick in June 2004. On August 1, 2004, Applied Cryptology, Inc. entered into a license agreement with SmartMetric pursuant to which SmartMetric has the right to use, manufacture and sell products utilizing the patented technology in perpetuity. This patent was granted on September 14, 2004

As of December 31, 2004, SmartMetric had total stockholders' equity of $82,834, and cash of $61,192. Management of SmartMetric believes that in the event SmartMetric raises less than the maximum offering, SmartMetric would have to generate additional resources to enable it to continue with research and development related to the prototype of its SmartCard if further research and development is required, and to commence operations. SmartMetric would then have to obtain additional working capital from other sources, including creditors and investors.

SmartMetric has no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on SmartMetric’s financial condition, results of operations or liquidity.

The SmartMetric Biometric Card

SmartMetric has designed a biometric card utilizing patented technology licensed to the company. A portion of the proceeds from this offering will be applied to completion of a prototype of this biometric card.

SmartMetric believes that its biometric card will have several functions:

•	The fingerprint sensor will facilitate instant authorization verification;
•	In card biometric measurement storage will safeguard personal information;
•	In card biometric storage will permit access, identity and transaction control verification;
•	Instant identity verification will be secure since such information is contained in the card and not in centralized database

The SmartCard has been designed to contain two on-card processors and 1 gigabyte of memory. SmartMetric believes this will enable the card to store the full image of a fingerprint and a database capable of storing information such as medical records, financial or banking records or human resource card. SmartMetric believes its SmartCard may be used as a credit card, building access card or computer access card.

The SmartMetric SmartCard, because it contains information unique to the individual user, will be useless in the hands of others. Unlike a picture-based identification system, the SmartMetric biometric card has been designed to operate exclusively with the registered user. And unlike biometric security systems where the biometric information is stored at a central we believe that confirmation of identify with the SmartMetric system may not be interrupted during the verification process or while it is stored at the remote location since the biometric information is embedded in the card, itself, in a memory chip protected by encryption. The fingerprint sensor built into the card has been designed to activate the card. Without a match with the encrypted fingerprint already stored on the card, the SmartCard will not operate.

SmartMetric believes its SmartCard may be used for a variety of security applications such as airport employed access and identity, building access and identity, computer network access, drivers licenses, passports and check cashing identity verification.

Fingerprint Sensor

The fingerprint sensor designed by Colin Hendrick, CEO of SmartMetric, and licensed to SmartMetric is known as the “Metric 60” fingerprint sensor. The Metric 60 allows for fingerprints which are either wet or dry to be recognized or authenticated. It is also pressure sensitive.

The SmartMetric biometric card has been designed to utilize a patented rechargeable, lithium polymer battery. Because this battery is available in a variety of shapes and sizes, SmartMetric can design its cards in similar variety of shapes. By utilizing this lithium polymer battery, the SmartCard can be as thin as .45mm in width. This lithium polymer battery is owned and manufactured by a third party unaffiliated with SmartMetric.

The SmartMetric card has been designed to meet the International Standard Organization 7816 Flex requirements so that it will not break or crack when bent or flexed. The prototype card, which has yet to be completed, has been designed to meet ISO requirements for crush test, drop test and nail test. It has been designed to operate in a wide range of temperatures.

The SmartCard has been designed to offer the option of a built-in radio frequency fingerprint transmitter for contactless entry and identity verification.

Marketing Agreement

On October 30, 2003, SmartMetric entered into an agreement with Information Spectrum, Inc., a company located in Annandale, Virginia. Information Spectrum, Inc. shall be referred to as ISI. Pursuant to this agreement, ISI shall seek to market SmartMetric’s SmartCard technology by actively seeking customers interested in purchasing, credential cards which incorporate SmartMetric’s patented SmartCard technology. Prior to ISI offering SmartMetric products by submitting a formal proposal, ISI and SmartMetric shall enter into a “Teaming Agreement” which will define each party’s rights and obligations concerning that particular sales opportunity. Every proposal will require its own Teaming Agreement.

Pursuant to this Agreement, ISI is the exclusive reseller of SmartMetric products to agencies of the United States government and the Government of Canada. In addition, ISI has the right of first refusal for other marketing, sales or re-sales opportunities for customers other than the United States or Canadian governments.

The terms of this agreement is two years and may be extended upon mutual agreement of the parties.

The Security Technology Industry

Biometrics

Biometric technologies identify users by electronically capturing a specific biological or behavioral characteristic of that individual, such as a fingerprint or voice or facial feature, and creating a unique digital identifier from that characteristic. Because this process relies on largely unalterable human characteristics, positive identification can be achieved independent of any information possessed by the individual seeking authorization.

The process of identity authentication typically requires that a person present for comparison one or more of the following factors:

•	Something known such as a password, PIN or mother’s maiden name;

•	Something carried such as a token, card, or key; or

•	Something physical such as fingerprint, voice pattern, signature motion, facial shape or other biological or behavioral characteristic.

Comparison of biological and behavioral characteristics has historically been the most reliable and accurate of the three factors, but has also been the most difficult and costly to implement into a single product that can automatically verify the identity of a user accessing a computer network or the Internet. However, recent advances in biometric collection technologies (both biometric hardware products and their associated processing software) have increased the speed and accuracy and reduced the cost of implementing biometrics in commercial environments. Management believes that individuals, Web site operators, government organizations, and businesses will increasingly use this method of identity authentication.

Biometrics refers to the automatic identification of a person based on his/her physiological or behavioral characteristics. This method of identification is preferred over traditional methods involving passwords and personal identification numbers (“PINs”) for various reasons: (i) the person to be identified is required to be physically present at the point of identification to be identification; (ii) identification based on biometric techniques obviates the need to remember a password or carry a token. By replacing PINs, biometric techniques can potentially prevent unauthorized access to or fraudulent use of cellular phones, SmartCards, desktop PCs, workstations and computer networks. It can be used during transactions conducted via telephone and Internet (e-commerce and e-banking). In automobiles, biometrics could replace keys-less entry devices.

PINs and passwords may be forgotten, and token-based methods of identification, e.g., passports and driver’s licenses, may be forged, stolen or lost. Various types of biometric systems are being used for real-time identification, with the most popular based on face recognition and fingerprint matching. Other biometric systems utilize iris and retinal scanning, speech, facial thermograms and hand geometry.

A biometric system is essentially a pattern recognition system, which makes a personal identification by determining the authenticity of a specific physiological or behavioral characteristic possessed by the user. An important issue in designing a practical system is to determine how an individual is identified.

There are two different ways to resolve a person’s identity: verification and identification. Verification (Am I whom I claim I am?) involves confirming or denying a person’s claimed identity. In identification, one has to establish a person’s identity (Who am I?).

The SmartMetric SmartCard

The SmartMetric biometric SmartCard, an intelligent cryptographic platform, is a credit-card sized plastic card embedded with an integrated circuit chip and biometric fingerprint sensor. It has been designed to provide not only memory capacity, but also computational capability along with secure non-refutable identification of the user. We believe that the self-containment of SmartMetric’s SmartCard will make it resistant to attack, as it will not need to depend upon potentially vulnerable external resources. Because of this characteristic, we expect that the SmartMetric SmartCard may be used in different applications which require strong security protection and authentication.

The physical structure of a SmartCard is specified by the International Standards Organization (“ISO”) 7810, 7816/1 and 7816/2. Generally, it is made up of three elements. The plastic card is the most basic one and has the dimensions of 85.60mm x 53.98 x 0.80mm. A printed circuit and an integrated circuit chip are embedded on the card.

In the SmartMetric SmartCard the printed circuit conforms to ISO standard 7816/3 which provides five connection points for power and data. It will be hermetically fixed in the recess provided for the card and will be burned onto the circuit chip, filled with a conductive material and sealed with contracts protruding. The printed circuit will protect the circuit chip from mechanical stress and static electricity. Communication with the chip will be accomplished through contacts that overlay the printed circuit. The integrated circuit chip defines the capability of a smart chip. Typically, an integrated circuit chip consists of a microprocessor, read only memory (ROM), non-static random access memory and electrically erasable programmable read only memory which will retain its state when the power is removed. The current circuit chip is made from silicon, which is not flexible and particularly easy to break. In order to avoid breakage when the card is bent, the chip is restricted to only a few millimeters in size.

Furthermore, the physical interface which allows data exchange between the integrated circuit chip and the card acceptor device will be limited to 9600 bits per second. The communication line is intended to be a bi-directional serial transmission line, which conforms to ISO standard 7816/3. All the data exchanges will be under the control of the central processing unit in the integrated circuit chip. Card commands and input data will be sent to the chip that responds with status words and output data upon the receipt of these commands and data. Information will be sent in half duplex mode (transmission of data is in one direction at a time). This protocol, together with the restriction of the bit rate, is designed to prevent massive data attack on the card.

In general, the size, the thickness and bend requirements for the SmartCard were designed to protect the card from being spoiled physically. However, this also limits the memory and processing resources that may be placed on the card. In the past, industry participants have encountered particular difficulty in attempting to integrate high memory chips and finger sensor technology that will withstand both the size constraints and physical daily usage such as bending in a user’s wallet sitting in his back pocket. We believe SmartMetric has met and overcome the physical demands of the credit card to produce what is a powerful on-card computer processor with state-of-the-art biometric technology.

The Patent

Applied Cryptology, Inc., a company owned and controlled by Colin Hendrick, President and CEO of SmartMetric, owns a patent for a SmartCard process. This patent has been licensed to SmartMetric.

The patent asserts claims to the following processes:

•	A system for managing digital rights of digital content over a network.

•	A data card contains user information including digital rights information specific to a users, the data card having memory component for enabling information to be stored within the data card.

•	A data card reader is adapted to access the user information contained on the data card when the data card is in communication with a card reading device.

•	A data processor in communication with the data card reader is adapted to be connected to the network.

•	An application program resides on the memory component of the data card, the application program being configured to operate in conjunction with a universal language for creating and controlling digital rights, to manage user rights of the digital content available on the network based on the digital rights information specific to the user which is contained on the data card.

License Agreements

On August 1, 2004, SmartMetric entered into a license agreement with Applied Cryptology, Inc., a Nevada corporation which is owner of certain technology for which a patent was issued from the United States and is pending in Australia. Pursuant to the license agreement, SmartMetric has the right to make use of this technology for the purpose of developing software and systems to be used by SmartMetric to provide certain applications including any or all of the following: 1) secure transactions over the Internet from home and office computers; 2) an automatic method for connecting to remote computers; 3) a method of developing targeted advertising to home and/or office computers; 4) identity verification and access control as provided for in the patent. Colin Hendrick, President, Chief Executive Officer and Chairman of the Board of Directors of SmartMetric, is the sole officer and shareholder of Applied Cryptology, Inc.

Pursuant to this license agreement, Applied Cryptology, Inc. will receive 2% of all revenues generated by SmartMetric on products which utilize this patented technology. The license fee will be paid on a quarterly basis based on revenues received during that quarter. The license fee shall be due within 45 days of the end of each quarter. In the event no revenues were generated through the use of any of the licensed patents during a given quarter, no money shall be owed Applied Cryptology, Inc. for such quarter. Late license fees shall accrue interest at a rate of 2% per quarter. Applied Cryptology, Inc. may rescind the license agreement and reclaim all rights and interest in the patents if certain events, such as SmartMetric’s filing for bankruptcy protection or reorganization, occur.

This license agreement will remain in effect for the lives of the patent. SmartMetric may utilize their patented technological applications anywhere in the world without limitation.

Competition

SmartMetric is a company involved in identity management. This industry is dominated by several large international corporations such as BioNetrix, Keyware, Genplus and Precise Biometrics, all of which manufacture and/or distribute and market identity management products. These companies and many others are more established than SmartMetric, which will put it at a competitive disadvantage. For example, Precise Biometrics, a company whose stock is listed on the Stockholm stock exchange, sells products which utilize its patented biometric fingerprint authentication technology which allows it to isolate the characteristic features of a human fingerprint and to match such features with a stored template to secure identity. However, Precise Biometrics is publicly traded and better funded then SmartMetric, and thus better known. This is similar to SmartMetric’s technology, except that SmartMetic’s licensed patent allows for such data to be stored on a credit card sized device.

BioNetrix offers a solution for systems security - user authentication and sign on. This company was found in 1997.

SmartMetric is a newcomer to this industry, with no proven track record and an untested product. We are not as well known as our potential competitors, nor are we certain our SmartCard will work as intended or that it will meet clients’ needs. We are at a competitive disadvantage when compared to those better known, better funded and experienced identity management companies. SmartMetric will be competing with these as well as smaller and mid-size identity management manufactures, distributors, and developers.

Facilities

The company currently uses office space provided by its president at no cost to the Company. It is anticipated that the Company will look for new office space following the successful completion of the Public Offering.

In November 2004, SmartMetric executed a lease agreement for office space in Aventura, Florida. This agreement provides rental fee of $700 and an initial term of six months, ending May 31, 2005. Unless SmartMetric notifies the lessor of its intent to terminate the lease at least 60 days prior to the termination date, it will automatically renew for additional one-year terms.

Employees

SmartMetric currently has 1 full time employee: Colin Hendrick. Mr. Hendrick does not belong to any unions.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information regarding the directors and executive officers of SmartMetric.

Name	Age	Position with the Company
Colin Hendrick 314 Brooklyn Avenue Brooklyn, New York 11213	48	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board
Peter Sleep 3 Bernadette Court East Doncaster, Victoria Australia	59	Secretary, and Director
Joseph Katzman 790 Montgomery Street Brooklyn, New York 11213	47	Director

BIOGRAPHY

COLLIN HENDRICK, has been President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of SmartMetric since the Company’s inception in 2002. He has served as President and CEO of Smart Micro Chip, Inc., an Australian corporation from 2000 to 2002. From 1999 to 2001, Mr. Hendrick was President and Chief Executive Officer of Smarticom Inc. and Fast Econ, Inc., Australian corporations. From 1994 to 1998, Mr. Hendrick served as executive officer of Applied Computing Science (Australia), an Australian company involved in e-commerce systems, research and development. Mr. Hendrick attended Dandenong College in Australia.

PETER SLEEP, has been Secretary and a director of SmartMetric since January 2003. From November 1996 to January 2003, Mr. Sleep was Vice President of Smart MicroChip, Inc., an Australian corporation. Mr. Sleep attended Brunswick Technology School and Footscray College, both located in Australia.

JOSEPH KATZMAN, has been a director of SmartMetric since January 2003. Since 1993, he has been host and executive producer of A Cable To Jewish Life, a television talk show. From 1991 to 2000, he was the New York office administrator of congregation Yeshiva Tomchei Tmimim Lubavitch. Mr. Katzman is a graduate of KfarChabad and the Rabinical College of Canada.

Executive Compensation

The following summary compensation table sets forth compensation information for services performed during the fiscal years ended June 30, 2003 and 2004 by SmartMetric 's executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation
Collin Hendrick (1)	2003	$0
	2004	$0

Peter Sleep	2003	$0
	2004	$0
_________________
(1) SmartMetric has entered into an employment agreement with Mr. Hendrick. Pursuant to SmartMetric's one-year employment agreement with Mr. Hendrick, he shall receive an annual salary of $170,000, which shall commence upon SmartMetric’s achieving $1,000,000 in sales revenues. Commencing January 1, 2005, Mr. Hendrick shall begin accruing an annual salary of $170,000. Prior to SmartMetric’s achieving $1,000,000 in sales revenues, SmartMetric may pay Mr. Hendrick a salary of 25% of offering proceeds received from this or subsequent offerings, up to $170,000. Mr. Hendrick is eligible for an annual bonus based on certain performance criteria to be determined by a Compensation Committee of the board of directors at a later date. The Compensation Committee shall be comprised of at least three directors, the majority of whom shall be independent. Mr. Hendrick’s employment may be terminated for cause at any time and may be renewed upon mutual agreement of SmartMetric and Mr. Hendrick. According to the employment agreement, any inventions, ideas, disclosures and improvements made or conceived by Mr. Hendrick during his employment, including adoptions and improvements to existing patents, shall be the property of Mr. Hendrick.

DESCRIPTION OF SECURITIES

Common Stock

SmartMetric is authorized to issue 95,000,000 shares of common stock, $.001 par value, of which 50,000,000 have been designated Class A common stock. The Class A common stock and the common stock are identical. There are 50,000,000 Class A common stock outstanding, and 8,560,257 shares of otherwise undesignated common stock issued and outstanding as of December 31, 2004. Each outstanding share of common stock of SmartMetric is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders. Unless otherwise indicated, reference to “common stock” includes both the Class A common stock and undesignated common stock.

The holders of shares of SmartMetric do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so chose. In such event, the holders of the remaining shares will not be able to elect any of SmartMetric's directors. SmartMetric's current shareholders will own approximately 99.4% of the common shares outstanding after the minimum offering and 93.6% after the maximum offering.

SmartMetric intends to adopt an employee stock option plan in the near future.

Preferred Stock

SmartMetric is authorized to issue 5,000,000 shares of preferred stock, $.01par value. The preferred stock may be issued in one or more series and with such designations, rights, preference, privileges, qualifications, limitations and restrictions as shall be stated and expressed in a resolution of the Board of Directors providing for the creation and issuance of such preferred stock. There are no shares of preferred stock issued or outstanding and SmartMetric has no plans to issue shares of its authorized preferred stock.

DIVIDENDS

SmartMetric has paid no dividends to date, and does not intend to pay dividends in the near future.

TRANSFER AGENT

SmartMetric has appointed Olde Monmouth Stock Transfer to serve as Transfer Agent.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the SmartMetric's common stock as of the date of this prospectus by (i) each person known to SmartMetric to beneficially own 5% or more of SmartMetric's common stock, (ii) each director of SmartMetric and (iii) all directors and executive officers of SmartMetric as a group. All information with respect to beneficial ownership has been furnished to SmartMetric by the respective director, executive officer or 5% shareholder, as the case may be.

NAME/ADDRESS BENEFICIAL OWNER(1)	NUMBER OF SHARES	% BEFORE THE OFFERING	% AFTER THE MINIMUM OFFERING(2)	% AFTER THE MAXIMUM OFFERING(2)

Colin Hendrick 314 Brooklyn Avenue Brooklyn, New York 11213	49,500,000(3)	84.4%	84.0%	79.0%

Peter Sleep 3 Bernadette Court East Doncaster, Victoria Australia	760,000	1.3%	1.3%	1.2%

Joseph Katzman 790 Montgomery Street Brooklyn, New York 11213	0	0%	0%	0%

All Officers and Directors as a Group (3 persons)	50,260,000	85.7%	85.3%	80.2%
(1)	Each shareholder has sole voting and investment power with respect to his/her shares.
(2)	Based on 58,961,797 shares to be outstanding after the Minimum Offering and 62,628,464 after the Maximum Offering.
(3)	All shares held by Mr. Hendrick are Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SmartMetric was incorporated in the State of Nevada on December 18, 2002. In October 2003, SmartMetric sold 50,000,000 shares of common stock to its president and chief executive officer, Colin Hendrick, at $.001 per share for a total of $50,000. Between November 2003 and June 30, 2004 SmartMetric sold 8,560,257 shares to Mr. Hendrick at $0.01 per share for a total of $85,602.57. In August 2004, these 8,560,257 shares were assigned to approximately 600 people for no consideration. The transferees were all friends, family and business acquaintances of Mr. Hendrick. Mr. Hendrick distributed shares because he wanted to create a large shareholder base for SmartMetric.

On August 1, 2004, SmartMetric entered into a license agreement with Applied Cryptology, Inc., a company owned and controlled by Colin Hendrick, President and CEO of SmartMetric, pursuant to which Applied Cryptology, Inc. has agreed to license a patent-pending owned by that company. Applied Cryptology, Inc. shall receive a license fee of the greater of 2% of the sales price of any licensed product or the fair market value of any license products. SmartMetric believes the license agreement is on terms at least as favorable to SmartMetric as those it would expect to negotiate with unaffiliated party.

LEGAL MATTERS

An opinion as to the validity of the securities offered hereby has been passed upon for SmartMetric by Schonfeld & Weinstein, L.L.P., 80 Wall Street, Suite 815, New York, New York, counsel to SmartMetric. Schonfeld & Weinstein, L.L.P. is a shareholder of SmartMetric. Schonfeld & Weinstein, L.L.P. consents to the use of its name in this registration statement.

EXPERTS

The consolidated balance sheets of SmartMetric as of June 30, 2004 and June 30, 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended June 30, 2004 and for the period December 18, 2002 to June 30, 2003 included in this Prospectus and incorporated by reference in the registration statement, have been audited by Michael T. Studer, CPA, PC, independent auditor, as stated in his report appearing in this prospectus and incorporated by reference in the registration statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Michael T. Studer, CPA, PC consents to the use of his name in this registration statement.

SELLING SHAREHOLDERS

Shareholders(51)	Number of Shares held	Number of shares being offered	Number of shares held after offering	% of shares held after maximum offering
A. S. P. Pty Ltd(1)	7,662	7,662	0	0%
Aberg Ann-Sophie	4,000	4,000	0	0%
Abingdon Engineering Services Super Fund(2)	4,050	4,050	0	0%
Ahern Lynne Robyn	7,313	7,313	0	0%
Alan Brian & Robyn May Stevens	2,430	2,430	0	0%
Allanach Jack	8,100	8,100	0	0%
Allanach Verena S	8,100	8,100	0	0%
Allum Jeanette	5,160	5,160	0	0%
Anderson Jason R	1,883	1,883	0	0%
Anderson Kelly	1,883	1,883	0	0%
Anderson Shane	1,883	1,883	0	0%
Anderson Tiger & Julie-Ann	131,663	131,663	0	0%
Applied MicroMedia Pty Ltd(3)	32,500	32,500	0	0%
Atkins Peter	9,600	9,600	0	0%
Auaform Pty Ltd(4)	6,000	6,000	0	0%
Bain Kenneth(41)	79,500	79,500	0	0%
Bains Alan	7,500	7,500	0	0%
Baker Carol Lorain	1,620	1,620	0	0%
Baker Diana Lillian & McNeill Peter Douglas	5,310	5,310	0	0%
Baker Karlene Joy (Jaeger)	6,200	6,200	0	0%
Balding Joan	3,240	3,240	0	0%
Ballis Trudy	25,000	25,000	0	0%
Bambridge Shirley & Harold	1,620	1,620	0	0%
Banfield Jennifer	63,627	63,627	0	0%
Bartlett Trevor & Nola	2,000	2,000	0	0%
Bassett Christopher	4,860	4,860	0	0%
Bassett Jason	4,860	4,860	0	0%
Bassett Noelle	70,565	70,565	0	0%
Bassie-Wade Lucy	3,200	3,200	0	0%
Beaton Esther & Gleitzman Nicholas	1,920	1,920	0	0%
Beatty Dennis	3,000	3,000	0	0%
Belot Matthew	16,000	16,000	0	0%
Bendick Robin	2,000	2,000	0	0%
Bettson Julie Gay	8,910	8,910	0	0%
Bevilacqua Maureen	7,632	7,632	0	0%
Bird Geoffery J.	6,500	6,500	0	0%
Black Shamrock Investments(5)	6,000	6,000	0	0%
Bloom Jerome	30,000	30,000	0	0%
Bodnant Investments Pty Ltd(6)	7,000	7,000	0	0%
Boniello Liz	1,620	1,620	0	0%
Booth Jennifer	1,920	1,920	0	0%
Booth Jennifer & John Norris	7,662	7,662	0	0%
Booth Sandra	55,580	55,580	0	0%
Borel Noel & Susan	2,001	2,001	0	0%
Borel Susan	2,000	2,000	0	0%
Bourke Ronia M.	1,620	1,620	0	0%
Braun Norman	25,000	25,000	0	0%
Brodie Gary I.	2,000	2,000	0	0%
Brown Rosemary & Simon Hennessey	9,120	9,120	0	0%
Burrows Rita	1,920	1,920	0	0%
Burston Andrew & Julie	12,150	12,150	0	0%
Byarmi Pty Ltd	32,500	32,500	0	0%
Cartledge Russell & Lynette	6,000	6,000	0	0%
Case Beverly	63,262	63,262	0	0%
Cavallo Celestino(7)	7,908	7,908	0	0%
Cavallo Superannuation Fund(7)	4,500	4,500	0	0%
Cerniauakas John James	405	405	0	0%
Cerniauskas Angela Kate	405	405	0	0%
Cerniauskas Clare Mary	405	405	0	0%
Cerniauskas Denise & John Henry	7,695	7,695	0	0%
Cerniauskas Mark Peter	405	405	0	0%
Cerniauskas Monica Helen	405	405	0	0%
Chell David	3,200	3,200	0	0%
Chevallier Courtney	5,262	5,262	0	0%
Chittock Claire	2,000	2,000	0	0%
Christie Colin & Robyn	1,620	1,620	0	0%
Church Lesley	4,800	4,800	0	0%
Churcher Ron	3,840	3,840	0	0%
Colborne Glen	15,000	15,000	0	0%
Coleman Anne Christine & Joseph Stuart	6,000	6,000	0	0%
Colhoun William	1,920	1,920	0	0%
Collins Joshua Lucas	540	540	0	0%
Conners Matthew	30,000	30,000	0	0%
Connors Deirdre	15,000	15,000	0	0%
Cooper Ronald	104,145	104,145	0	0%
Corrigan Lorie	1,620	1,620	0	0%
Craddock Diana	9,789	9,789	0	0%
Craig Phillip & Wilding Monique Maree	7,514	7,514	0	0%
Crilly Caroline	2,192	2,192	0	0%
Crisp Holdings Pty Ltd(8)	180,000	180,000	0	0%
Crocket Elizabeth	2,430	2,430	0	0%
Crompton Patricia	2,880	2,880	0	0%
Cullan Patricia Deirdre	5,000	5,000	0	0%
Cunningham Judith	2,000	2,000	0	0%
Czermak Herbert	25,000	25,000	0	0%
Daly Linda	1,620	1,620	0	0%
Dangar John	412,179	412,179	0	0%
Dangar Robyn C. A.	205,307	205,307	0	0%
Davis Garry	4,330	4,330	0	0%
Davis Garry & Sandra	7,329	7,329	0	0%
Day by Day Charter (St.Germain)(9)	91,000	91,000	0	0%
de Villeneuve Christine	11,850	11,850	0	0%
Dickes David	5,000	5,000	0	0%
Ditton Hector	4,050	4,050	0	0%
Dolle Christine	2,100	2,100	0	0%
Doncon Kathryn	1,920	1,920	0	0%
Drury Suzanne	6,309	6,309	0	0%
Dyer Brett Anthony	1,620	1,620	0	0%
Dyer Grant Andrew	1,620	1,620	0	0%
Dyer Shelly Anne	1,620	1,620	0	0%
Dyer William & Vicki	19,440	19,440	0	0%
Dyson Mark & Elaine	1,620	1,620	0	0%
Edwards Mark(10)	11,187	11,187	0	0%
Mark Edwards & Jenny Lee Stone Superannuation Fund(10)	18,000	18,000	0	0%
Eggeling Philip John	1,620	1,620	0	0%
Eggeling Yvonne & McKeown Brendan	1,782	1,782	0	0%
Eisman Levine Lehrhaupt & Kakoyiannis P.C.(11) (51)	500,000	500,000	0	0%
Eledman Alex	25,000	25,000	0	0%
Erikson Penelopie	1,620	1,620	0	0%
Fagan Fiona Elizabethe	19,200	19,200	0	0%
Fagan Melissa Jane	9,600	9,600	0	0%
Fagan Roslyn Jill	14,851	14,851	0	0%
Fagan Shane Kelso	9,600	9,600	0	0%
Fakhri John	13,000	13,000	0	0%
Farrugia Beverley	3,000	3,000	0	0%
Favaloro Vincent	7,500	7,500	0	0%
Fiala Bohumir	40,200	40,200	0	0%
Finch Russell	12,900	12,900	0	0%
Flack Leanne	2,001	2,001	0	0%
Francill Patricia	25,000	25,000	0	0%
Freeman Belinda	1,620	1,620	0	0%
Frost Jean	5,000	5,000	0	0%
Frykberg Kimberly	6,000	6,000	0	0%
Furdan Pty Ltd(12)	41,405	41,405	0	0%
G. D. & Co Nominees Pty Ltd(13)	102,750	102,750	0	0%
Gaby Ann	4,050	4,050	0
Gagen John(24)	4,050	4,050	0	0%
The Garvin Family Trust(14)	3,831	3,831	0	0%
Gawne Graham	7,500	7,500	0	0%
Gawne Graham & Julie Robinson	2,400	2,400	0	0%
Gibbons John Richard	83,925	83,925	0	0%
Giddey Colleen	810	810	0	0%
Giddey Kim	810	810	0	0%
Glinatsis Nick & Maria	1,620	1,620	0	0%
Godin Marie-France	5,000	5,000	0	0%
Godin Marie-France & Stephen Kossew	3,600	3,600	0	0%
Goodger Duane Edward	1,620	1,620	0	0%
Goodger Peter	1,920	1,920	0	0%
Goodger Peter John & Susan Rosemary	4,455	4,455	0	0%
Gordon Robert	18,364	18,364	0	0%
Gray Simon	4,820	4,820	0	0%
Greenlaw Denise	9,600	9,600	0	0%
Greenlaw Rafe A.	6,948	6,948	0	0%
Greenwell Denise	2,000	2,000	0	0%
Greg Baker & Associates(15)	8,034	8,034	0	0%
Gridley Kirsten	5,254	5,254	0	0%
Grima Trica	32,550	32,550	0	0%
Grove David	14,100	14,100	0	0%
Guest Laurence	2,400	2,400	0	0%
Guinan Patrick	3,240	3,240	0	0%
Gummer Peter & Kim Murray	4,713	4,713	0	0%
Gutnick Abraham	65,000	65,000	0	0%
Hadlow William & Lynda	12,800	12,800	0	0%
Hall Timothy David	2,250	2,250	0	0%
Hamilton Elizabeth	10,000	10,000	0	0%
Hamilton Nicholas	5,000	5,000	0	0%
Hamilton Peter & Christine	6,000	6,000	0	0%
Hardy Sarah Louise	1,620	1,620	0	0%
Harmelink Milton	2,880	2,880	0	0%
Harrington Olga	4,050	4,050	0	0%
Havenstein Geoffery William(24)	4,800	4,800	0	0%
Headley Lyn	4,755	4,755	0	0%
Hehir Veronica Heather	13,620	13,620	0	0%
Heindke Juergan & Kay	48,000	48,000	0	0%
Heindke Kay	7,514	7,514	0	0%
Hendrick Colin(50)	49,500,000	2,500,000	47,000,000	75.0%
Henley Margaret	2,000	2,000	0	0%
Hershman Dwight & Michelle	15,000	15,000	0	0%
Hess Martin	1,530	1,530	0	0%
Hickey John	13,650	13,650	0	0%
Hilton Ross & Judith Ann Jullienne	1,980	1,980	0	0%
Hobbs Vivieene Jean	3,831	3,831	0	0%
Hogarth Christopher	2,000	2,000	0	0%
Hollier Daphne	9,000	9,000	0	0%
Howe Sarah, Paul & James	2,325	2,325	0	0%
Iddles Susan	20,893	20,893	0	0%
Intec Products Asia Ltd(16)	118,160	118,160	0	0%
Isaacs Jennifer	4,000	4,000	0	0%
Ivanovic Dragan	3,162	3,162	0	0%
Ivanovic Milica	1,259	1,259	0	0%
James Cassandra	2,000	2,000	0	0%
Jarberg Investments(17)	15,000	15,000	0	0%
Johnson Sheila	2,400	2,400	0	0%
Joss Paula	1,920	1,920	0	0%
Jullienne Ross	2,712	2,712	0	0%
Just Amo Pty Ltd(18)	30,150	30,150	0	0%
Just Solar Pty Ltd(19)	6,000	6,000	0	0%
Kahn Daniel G. & Orenstein Shira L.	20,000	20,000	0	0%
Kai Lau Wing	15,000	15,000	0	0%
Kalfus Marcel	50,000	50,000	0	0%
Kalsow Kyle	1,920	1,920	0	0%
Kalsow Matthew	1,920	1,920	0	0%
Kanarek Sol & Miriam	25,000	25,000	0	0%
Katz Maurice	25,000	25,000	0	0%
Kazakas Ugi	1,620	1,620	0	0%
Kean Jennifer	1,920	1,920	0	0%
Keans Heather	4,750	4,750	0	0%
Kelly Superannuation Fund(20)	8,430	8,430	0	0%
Keys Maggie	8,547	8,547	0	0%
King Colleen	171,291	171,291	0	0%
King Tanya	3,000	3,000	0	0%
Knowles Louise	3,717	3,717	0	0%
Kolb Kerstin	5,000	5,000	0	0%
Kramar Pty Ltd(21)	3,000	3,000	0	0%
Lachman Ben & Hedy	25,000	25,000	0	0%
Lai Iris	50,000	50,000	0	0%
Lamplough Pension Fund(22)	26,343	26,343	0	0%
Lamplough Philip Grant(22)(24)(32)	8,190	8,190	0	0%
Lamplough Philip Grant & Susan Lesley(22)(32)	19,350	19,350	0	0%
Lamplough Winsome Russell	17,700	17,700	0	0%
Lang John Gregory	6,400	6,400	0	0%
Lawrence Sandra	20,000	20,000	0	0%
Lawson Henry & Joan	9,750	9,750	0	0%
Layton Anne	2,000	2,000	0	0%
Lee Kyung	25,040	25,040	0	0%
Leeden Christine Rosney	1,620	1,620	0	0%
Lees Paul S.	1,620	1,620	0	0%
Lemuel Investments Ltd(23)	143,000	143,000	0	0%
Lenz Janette	2,001	2,001	0	0%
Leo Robert	29,250	29,250	0	0%
Leonard Bradley James	5,236	5,236	0	0%
Leonard Susanne	2,000	2,000	0	0%
Leonard Susanne & Ronald	2000	2000	0	0%
Leonard Ronald	2,376	2,376	0	0%
Lieshout Christine Elizabeth	6,720	6,720	0	0%
Lifetrack Financial Services(24)	9,900	9,900	0	0%
Lowit Lydia	4,050	4,050	0	0%
Lydiard Virginia	2,000	2,000	0	0%
M.E.G Holdings Superannuation Fund(25)	70,000	70,000	0	0%
Macallum Henry Colin	12,000	12,000	0	0%
Madison Matria	1,620	1,620	0	0%
Maher Geoffery Russell & Kerri Maries	6,000	6,000	0	0%
Mahony Evelyn Clair	2,719	2,719	0	0%
Mannix Nicole M.	1,620	1,620	0	0%
Marilyn A Sullivan Superannuation Fund(26)	7,662	7,662	0	0%
Marr Pauline Francis	3,000	3,000	0	0%
Marsh Timothy B.	3,000	3,000	0	0%
Martin Julie Anne	37,458	37,458	0	0%
Martin Keith	4,030	4,030	0	0%
Matthews Christine P.	1,620	1,620	0	0%
McCarthy John T. & Laurel M.	7,662	7,662	0	0%
McCotter Andrew	2,000	2,000	0	0%
McCurtayne Michael	1,920	1,920	0	0%
McGuire Ross A.	12,308	12,308	0	0%
McIlquham Allan	7,420	7,420	0	0%
McKee Fletcher	6,000	6,000	0	0%
McLean Cheryl	4,718	4,718	0	0%
McLean Graeme	4,500	4,500	0	0%
McLeland Linda	2,000	2,000	0	0%
McLeland Pamela H.	6,000	6,000	0	0%
McLeland Sally	1,924	1,924	0	0%
McLlquham Elaine	2,000	2,000	0	0%
McNally Michael John & Kirstine Jane	3,240	3,240	0	0%
McNamara Clare	6,620	6,620	0	0%
McNamarra Patricia	4,000	4,000	0	0%
McRea Monica	2,000	2,000	0	0%
Merchandising Solutions Australia Pty Limited(27)	4,200	4,200	0
Merlin Glen Pty Ltd(28)	14,300	14,300	0	0%
Metz Dennis	30,000	30,000	0	0%
Milne Brook N. N.	1,620	1,620	0	0%
Milne Margaret L.	45,490	45,490	0	0%
Mitchell Samantha	1,620	1,620	0	0%
Mitchell Susan	3,240	3,240	0	0%
Mojo Productions Pty Ltd(29)	30,150	30,150	0	0%
Monks Helga	9,600	9,600	0	0%
Mordey Shirley	60,000	60,000	0	0%
Moree Robert	7,680	7,680	0	0%
Motida Nominees Pty Ltd(30)	6,548	6,548	0	0%
Mullinger Julie	2,000	2,000	0	0%
Murphy Jonathan	10,863	10,863	0	0%
Murphy Peter & Kathleen	4,050	4,050	0	0%
Musgrave Leonie, Susan Scott, Graham Ravenswood	2,301	2,301	0	0%
Myall Alan	9,600	9,600	0	0%
Myers Justine	1,620	1,620	0	0%
Myes Elizabeth	2,430	2,430	0	0%
Nairn Cheryl	2,000	2,000	0	0%
Nairn Maurice	2,000	2,000	0	0%
Nairn Ross	2,000	2,000	0	0%
Nairns John & Jennifer	1,000	1,000	0	0%
Neal Vanessa	1,883	1,883	0	0%
Neates David	32,500	32,500	0	0%
Neyenhuizen Elisabeth	4,000	4,000	0	0%
Nicholls Leigh	19,650	19,650	0	0%
Nicholson Ian	5,500	5,500	0	0%
Noonan William	1,920	1,920	0	0%
Nydegger Christine	16,589	16,589	0	0%
O'Hare Kathleen Lilian	9,431	9,431	0	0%
Ollerenshaw Lore	1,920	1,920	0	0%
Olver Akash	17,400	17,400	0	0%
O'Neil Robert	19,500	19,500	0	0%
Palmer Caryl	11,000	11,000	0	0%
Parameters (Mitchell) Staff Benefit Fund(31)	45,000	45,000	0	0%
Parrett Gregory Matthew	98,687	98,687	0	0%
Parrett Ronald	1,920	1,920	0	0%
Pawson Bruce	2,430	2,430	0	0%
Pearson Judith P.	6,000	6,000	0	0%
Pearson Patricia	810	810	0
Pemberton Debbie Elaine & Allen John	1,920	1,920	0	0%
Pereira Benjamin Willem	2,000	2,000	0	0%
Pereira Roman Joshua	2,000	2,000	0	0%
Peterson Geoff	42,000	42,000	0	0%
PG Lamplough Pty Ltd(32)	4,800	4,800	0	0%
Phillips Ian R.	5,000	5,000	0	0%
Pointon Alan Arthur	1,620	1,620	0	0%
Post 'N Save Prints(33)	45,000	45,000	0	0%
Poulos Con	9,175	9,175	0	0%
Prerau Greg	2,001	2,001	0	0%
Preston David W.	1,620	1,620	0	0%
Price Lesley	85,833	85,833	0	0%
Pronk Martin Adrin	8,100	8,100	0	0%
Ratcliffe Barbara	5,000	5,000	0	0%
Ratcliffe Peter & Judy	3,240	3,240	0	0%
Ray Ashley	1,883	1,883	0	0%
Ray Emma	1,883	1,883	0	0%
Ray Tim	1,883	1,883	0	0%
Redelvo Pty Ltd(34)	1,920	1,920	0	0%
Reich Jules	50,000	50,000	0	0%
Reinkowsky Janet	1,920	1,920	0	0%
Renfew Robert & Narelle	6,900	6,900	0	0%
Res Bella Pty Ltd Superannuation Fund(35)	10,500	10,500	0	0%
Resch Marcia	9,600	9,600	0	0%
Riches Terance John	3,831	3,831	0	0%
Richmond-Tanner Maia	12,662	12,662	0	0%
Ritchie Henry George	1,000	1,000	0	0%
Robert Towers & Assc Pty Ltd.(36)	16,644	16,644	0	0%
Robertson Barbara	2,000	2,000	0	0%
Robinson Ann	3,620	3,620	0	0%
Robson David	40,930	40,930	0	0%
Rollinson Jean	3,920	3,920	0	0%
Ross Barbara	3,889	3,889	0	0%
Rottenberg Mark & Livia	25,000	25,000	0	0%
Rowley Jill	4,800	4,800	0	0%
Rufus Denise M.	2,880	2,880	0	0%
Rushton Ben	4,880	4,880	0	0%
Rushton Sandra Ann	10,000	10,000	0	0%
Rushton Stephnie	2,000	2,000	0	0%
Russell Wayne & Judith	1,500	1,500	0	0%
Ruzohorsky Peter	40,000	40,000	0	0%
Ryan Ambrose	42,500	42,500	0	0%
Saint German Fashions(37)	13,504	13,504	0	0%
Salm John	27,000	27,000	0	0%
Salz Ronald & Jillian(1)(24)	7,662	7,662	0	0%
Sargent Ian James	6,400	6,400	0	0%
Sargent Murray	6,400	6,400	0	0%
Schemmer Kay	4,050	4,050	0	0%
Schofield Andrew	9,750	9,750	0	0%
Schonfeld & Weinstein, L.L.P.(38)	1,061,782	1,061,782	0	0%
Secerov Milan	17,421	17,421	0	0%
Selig Joseph & Sheila	25,000	25,000	0	0%
Sharma Maria	4,800	4,800	0	0%
Sharp Kim	2,430	2,430	0	0%
Shaw Barbara	7,529	7,529	0	0%
Shaw Jill	2,000	2,000	0	0%
Shaw Kelly	7,529	7,529	0	0%
Sheedy Dawn	3,840	3,840	0	0%
Sheedy Edward & Dawn	2,000	2,000	0	0%
Siebrands Alda Lorene	5,250	5,250	0	0%
Silvasi Enterprises Pty Ltd(39)	6,307	6,307	0	0%
Silverosa Patricia H.	15,267	15,267	0	0%
Simpson Ecila	1,000	1,000	0	0%
Singer Barry	6,500	6,500	0	0%
Skane William M.	1,620	1,620	0	0%
Sky Grace Pty Ltd(40)	4,050	4,050	0	0%
Sky Grace Pty Ltd ATF The Willis Family Trust(40)	4,050	4,050	0	0%
Sleep Peter J.	560,000	560,000	0	0%
Sloan David & Sandra	1,500	1,500	0	0%
Smallwood Leonie	1,620	1,620	0	0%
Smallwood Lesley	2,025	2,025	0	0%
Smith & L.I. Superannuation Fund(41)	7,662	7,662	0	0%
Smith Brian(45)	2,100	2,100	0	0%
Smith Duncan Boyd	1,620	1,620	0	0%
Smith John	5,000	5,000	0	0%
Smith John & Deborah	1,620	1,620	0	0%
Smith Naftali	5,000	5,000	0	0%
Smith Nicole	3,540	3,540	0	0%
Smith Ruth	1,620	1,620	0	0%
Sneesby Clayton Jonathan & Courtney Taylor	11,493	11,493	0	0%
Southern Paul George	13,662	13,662	0	0%
Southwell Helen Susan	17,020	17,020	0	0%
Southwell Katie Maree	9,600	9,600	0	0%
Southwell Kim Louise	4,800	4,800	0	0%
Southwell Raymond John	26,620	26,620	0	0%
Southwell Tricia Rae	4,800	4,800	0	0%
Spice Francis	3,000	3,000	0	0%
Stanton Jean	1,920	1,920	0	0%
Stevenson Lynn	1,620	1,620	0	0%
Stone Jenny	11,187	11,187	0	0%
Strachan Terry	1,620	1,620	0	0%
Straiton Adrian	21,713	21,713	0	0%
Straiton Justine	5,317	5,317	0	0%
Straiton Kay	117,731	117,731	0	0%
Stuart-Sharpe Cedric & Jean	4,050	4,050	0	0%
Successful Money Management(42)	6,000	6,000	0	0%
Sullivan Marilyn A.(26)	10,920	10,920	0	0%
Sutherland Margaret	2,001	2,001	0	0%
Svalbe Shirley Ann	1,920	1,920	0	0%
Szeto Roasline	204,301	204,301	0	0%
Taylor Colin & Debra	14,786	14,786	0	0%
Taylor'd Solutions Pty Ltd(43)	12,000	12,000	0	0%
Thompson Helen(44)	2,880	2,880	0	0%
Thompson Helen & David Godbold(44)	4,500	4,500	0	0%
The Thompson Superannuation Fund(44)	1,620	1,620	0	0%
Tickner Jane Lindsay	3,240	3,240	0	0%
Tickner Simon	3,240	3,240	0	0%
Tinkle Tinkle Superannuation Fund(45)	6,000	6,000	0	0%
Trajanoska Ace	4,050	4,050	0	0%
Trajanoska Steve Cvetan	13,650	4,050	0	0%
Trajanoska Vesna	15,324	11,274	0	0%
Treadwell Anne	19,786	19,786	0	0%
Trevan Johns & Associates Pty Ltd Provident Fund(46)	10,000	10,000	0	0%
Trinity Trust(47)	500,000	500,000	0	0%
Troy Barry Colin	1,920	1,920	0	0%
Truant Jim	22,168	22,168	0	0%
Tsoromoks George	4,283	4,283	0	0%
Turner Anne M.	9,100	9,100	0	0%
Tzortzis Dimitrios Aris	24,909	24,909	0	0%
Upitis Astrida	2,430	2,430	0	0%
Vago Leslie	44,562	44,562	0	0%
van Brakel Wilhelmus Johannus	8,100	8,100	0	0%
van Gasselt Martina	5,381	5,381	0	0%
van Zeggeren Nicole & Angela Astone	10,692	10,692	0	0%
Vanbase Pty Ltd(48)	8,100	8,100	0	0%
Vassallo Doris	1,620	1,620	0	0%
Venn Sonia	5,451	5,451	0	0%
Vitney David R.	1,620	1,620	0	0%
Waalkens Roderick	2,000	2,000	0	0%
Walker David	15,000	15,000	0	0%
Wallace Peter	1,620	1,620	0	0%
Wehr Anne	2,000	2,000	0	0%
Weinstein Steven & Robin	105,000	105,000	0	0%
Weinstein Victor	25,000	25,000	0	0%
Wells Jannette	3,620	3,620	0	0%
Wheeler Laurence	11,601	11,601	0	0%
Whitfield Barbara	1,620	1,620	0	0%
Widdup Julieanne	2,430	2,430	0	0%
Wild Richard	5,272	5,272	0	0%
Wilding Ayden Daniel	540	540	0	0%
Wilding Luke Baily	540	540	0	0%
Wilding Monique M.	2,000	2,000	0	0%
Williams Leonard	2,000	2,000	0	0%
Williams Phillip	3,000	3,000	0	0%
Willis James(24)(39)	1,532	1,532	0	0%
Wilson Brett	6,500	6,500	0	0%
Wilson Cassandra Marr	3,000	3,000	0	0%
Wilson Harriet Marr	2,250	2,250	0	0%
Wilson Kathryn	3,870	3,870	0	0%
Woods Frances A. & Carmel J.	1,620	1,620	0	0%
Woods Mona A.	1,060	1,060	0	0%
Woods William G.	2,000	2,000	0	0%
Wynn Paul W.	100,395	100,395	0	0%
Wyrznski Gwendoline	2,130	2,130	0	0%
Young Sandra	2,880	2,880	0	0%
Young Steven & Kim	1,620	1,620	0	0%
Zbroja Candice	2,430	2,430	0	0%
Zbroja Charles & Jay	1,620	1,620	0	0%
Zek Equity Corp CIO Zeichner, Ellman & Krause LLP(49)	25,000	25,000	0	0%
Zomick Elliot & Nomi	8,000	8,000	0	0%
Total	58,628,464	11,628,464	47,000,000	75.0%
(1)	The control persons of A.S.P. Pty Ltd. are Ronald Salz and Jillian Salz. Ronald Salz and Jillian Salz are also sharesholders of
SmartMetric.
(2)	The control persons of Abingdon Engineering Services Super Fund are Ian J. Young and Susan Young.
(3)	The control person of Applied Micro Media Pty Ltd is Alan Richardson.
(4)	The control perosn of Auaform Pty Ltd. is Shirley Thayer
(5)	The control persons of Black Shamrock Investments are Brett and Michele Hartman.
(6)	The control persons of Bodant Investments Pty Ltd. are Frances Keegan and Julie Keegan.
(7)	The control person of Cavallo Superannuation Fund is Christopher Cavallo.
(8)	The control persons of Crip Holdings Pty Ltd. are Leo Respringer, Drew Townsend and Phillip Sydney.
(9)	The control person of Day by Day Charter (St. Germain) is Hans Weitman. Mr. Weitman is also the control person of
Saint German Fashions, a shareholder of SmartMetric.
(10)	The control persons of Mark Edwards and Jenny Lee Stone Superannuation Fund are Mark Edwards and Jenny Lee Stone. Mark
Edwards, individually, is also a shareholder of SmartMetric.
(11)	The control persons of Eiseman Levine Lehrhaupt & Kakoyiannis P.C. are Jonathan Eiseman, Eric R. Levine, Wayne R. Lehrhaupt and
Peter Kakoyianis.
(12)	The control persons of Furdan Pty are Roger Fagan and Shane Fagan.
(13)	The control persons of G.D. & Co Nominees Pty Ltd. are Stephen N. Gillan and Diane L. Gillan.
(14)	The control person of The Garvin Family Trust is Neil Garvin, trustee.
(15)	The control person of Greg Baker & Associates is Greg Baker.
(16)	The control person of Intec Products Asia Ltd. is Christian Rudolf Krach.
(17)	The control persons of Jarberg Investments are Richard Boyd Pearson, Judith Patricia Pearson, George Fredick Pearson, James
Anthony Pearson and Bronyn Ella Jobson. Judith Patricia Pearson, individually, is also a shareholder of SmartMetric
(18)	The control persons of Just Amo Pty Ltd. are Lissa L. Morris and Alan S. Morris.
(19)	The control person of Just Solar Pty Ltd. is Christine Dolle.
(20)	The control person of Kelly Superannuation Fund is Jill Kelly.
(21)	The control persons of Kramar Pty Ltd. are Timothy Cockerell and Martin Cockerell.
(22)	The control persons of Lamplough Pension Fund are Phillip Lamplough and Susan Lamplough. Phillip Lamplough and Susan
Lamplough are shareholders of SmartMetric.
(23)	The control person of Lemuel Investments Ltd. is Frank Respringer.
(24)	The control persons of Lifetrack Financial Services are Phillip Lamplough, Robert Salz, John Gagen, Geoffery William Havenstein and
James Willis. Phillip Lamplough, Robert Salz, John Gagen, Geoffery William Havenstein and James Willis are shareholders of
SmartMetric.
(25)	The control person of M.E.G. Superannuation Fudn is Noel Smith.
(26)	The control person of Marilyn A. Sullivan Superannuation Fund is Marilyn A. Sullivan. Marilyn A. Sullivan, individually, is a shareholder of SmartMetric.
(27)	The control persons of Merchardising Solutions Australia Pty Limited are Nivin Pavlous and Neil Ferreira.
(28)	The control person of Merlin Glen Pty Ltd is Tina Christensen.
(29)	The control persons of Mojo Productions Pty Ltd. are Allan Johnston and Alan S. Morris.
(30)	The control persons of Motida Nominees Pty Ltd. are Frank Tisher and Miriam Tisher.
(31)	The control person of Parameters (Mitchell) Staff Benefit Fund is Barry Mitchell.
(32)	The control persons of PG Lamplough Pty Ltd are Phillip G. Lamplough and Susan L. Lamplough. Phillip G. Lamplough and Susan L.
Lamplough are shareholders of SmartMetric, Inc., and control persons of Lamplough Pension Fund, a SmartMetric shareholder. Mr.
Lamplough is also a control person of Lifetrack Financial Services, a shareholder of SmartMetric.
(33)	The control persons of Post 'N Save Prints are Warwick Moss and Leon Brown.
(34)	The control person of Redelvo Pty Ltd. is Stuart Greive.
(35)	The control persons of Res Bella Pty Ltd. Superannuation Fund are Alan Henrick and Joan Pearson.
(36)	The control persons of Robert Towers & Assoc. Pty Ltd are Robert Towers and Jeanette Towers.
(37)	The control person of Saint German Fashions in Hans Weitman. Mr. Weitman is also the control person of Day by Day Charter (St.
Germain), a shareholder of SmartMetric.
(38)	The control persons of Schonfeld & Weinstein, L.L.P. are Joel Schonfeld and Andrea I. Weinstein.
(39)	The control person of Silvasi Enterprises Pty. Ltd is Janos Silvasi.
(40)	The control persons of Sky Grace Pty Ltd and Sky Grace Pty Ltd ATF The Willis Family Trust are James E. Willis and Alison M. Willis.
James E. Willis is a control person of Lifetrack Financial Services, a shareholder of SmartMetric.
(41)	The control persons of Smith & L.I. Superannuation Fund are Duncan and Ron Li.
(42)	The control person of Successful Money Management is Kennth Bain. Mr. Bain is a shareholder of SmartMetric.
(43)	The control person of Taylor'd Solutions Pty Ltd is Kevin W. Taylor.
(44)	The control person of The Thompson Superannuation Fund is Helen Thompson. Ms. Thompson, along with David Goodbold, and individually, is a shareholder of SmartMetric.
(45)	The control person of Tinkle Tinkle Superannuation Fund is Brian Smith. Mr. Smith, individually, is a shareholder of SmartMetric.
(46)	The control persons of Trevan John & Associates Pty Ltd Provident Fund are Trevan Johns and Diane Johns.
(47)	The control person of Trinity Trust is Peter Sleep, as Trustee. Mr. Sleep is an officer, director and shareholder of SmartMetric.
(48)	The control person of Vanbase Pty Ltd is Anne Child.
(49)	The control person of Zek Equity Corp CIO Zeichner, Ellman & Krause LLP is [].
(50)	All selling shareholders may be statutory underwriters pursuant to Section 2(a)(ii) of the Securities Act of 1933.
(51)	These are shares of Class A common stock.

SmartMetric will file a prospectus supplement to name successors to any named selling shareholders who are able to sue the prospectus to resell the securities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and other financial information appearing in this Registration Statement were prepared by the management of SmartMetric, which are responsible for the integrity and objectivity of the information for their respective companies. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States consistently applied and therefore include amounts that are based on information, judgments and management's best estimates.

The management of the company maintains a system of internal accounting controls and procedures, which management believes is adequate under the circumstances. The system is intended to provide reasonable assurance, in relation to reasonable cost, that transactions are executed in accordance with management's authorization, are recorded properly and accurately, and that accountability for assets is maintained. These controls are supported by management's commitment to the integrity of the system.

The consolidated financial statements of SmartMetric for the year ended June 30, 2004 and for the period December 18, 2002 to June 30, 2003 have been audited by Michael T. Studer, C.P.A, P.C., independent certified public accountant, to the extent required by standards of the Public Company Accounting Oversight Board (United States). His role is to form an independent judgment as to the fairness with which the statements present the financial condition and the results of its operations of each entity for the periods presented. While the independent accountant make selective tests of procedures and controls, it is neither practicable nor necessary for him to scrutinize all of an entity's transactions. His auditor's report appears with the respective financial statements. The ultimate responsibility for the consolidated financial statements of SmartMetric remains with management. The auditor’s responsibility is to express his opinion on the overall financial statement presentation.

LITIGATION

SmartMetric knows of no litigation pending, threatened or contemplated, or unsatisfied judgments against it, or any proceedings in which it is a party. SmartMetric knows of no legal actions pending or threatened or judgments entered against SmartMetric’s officer and directors in their capacity as such.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling SmartMetric pursuant to the foregoing provisions, or otherwise, SmartMetric has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SmartMetric of expenses incurred or paid by a director, officer or controlling person of SmartMetric in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SmartMetric will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FURTHER INFORMATION

SmartMetric has filed with the Commission in Washington, D.C., a Registration Statement under the Securities Act with respect to the Common Stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to SmartMetric and this offering, reference is made to the Registration Statement, including the exhibits filed therewith, copies of which may be obtained at prescribed rates from the Commission at the public reference facilities maintained by the Commission or at the Commission's web site: www.sec.gov.

SMARTMETRIC, INC. AND SUBSIDIARY
(A Development Stage Company)
Index to Financial Statements

Page

Report of Independent Auditor	F-2

Financial Statements:

Consolidated Balance Sheets as of December 31, 2004 (Unaudited),	F-3
June 30, 2004 and June 30, 2003

Consolidated Statements of Operations for the six months ended	F-4
December 31, 2004 and 2003 (Unaudited), for the year ended
June 30, 2004, for the period December 18, 2002 to June 30, 2003, and for the period December 18, 2002 (inception)
to December 31, 2004 (Unaudited)

Consolidated Statements of Changes in Stockholders’ Equity	F-5
for the period December 18, 2002 (inception)
to December 31, 2004 (Unaudited)

Consolidated Statements of Cash Flows for the six months ended	F-6
December 31, 2004 and 2003 (Unaudited), for the year ended
June 30, 2004, for the period December 18, 2002 to
June 30, 2003, and for the period December 18, 2002 (inception)
to December 31, 2004 (Unaudited)

Notes to Consolidated Financial Statements	F-7

F-1

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholders of
SmartMetric, Inc.

I have audited the accompanying consolidated balance sheets of SmartMetric, Inc. and subsidiary (the “Company”), a development stage company, as of June 30, 2004 and June 30, 2003, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended June 30, 2004 and for the period December 18, 2002 to June 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SmartMetric, Inc. and subsidiary, a development stage company, as of June 30, 2004 and June 30, 2003, and the results of their operations and cash flows for the year ended June 30, 2004 and for the period December 18, 2002 to June 30, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York
August 25, 2004, except for Notes 4, 5, 7, and 8, as to which the date is January 5, 2005.

F-2

SMARTMETRIC, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Balance Sheets

	December 31,	June 30,
	2004	2004	2003
Assets	(Unaudited)

Current assets:
Cash	$32,190	$64,142	$-
Stock subscriptions receivable	-	35,602	-
Prepaid expenses	1,400	-	-

Total current assets	33,590	99,744	-

Other assets:
Patent costs	15,000	-	-
Deferred offering costs	80,000	52,500	50,000
Organization costs - net	360	420	540

Total assets	$128,950	$152,664	$50,540

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued expenses	$3,000	$1,250	$-
Due to related party	29,427	51,850	50,600

Total current liabilities	32,427	53,100	50,600

Other liabilities	-	-	-

Total liabilities	32,427	53,100	50,600

Stockholders' equity :
Preferred stock, $.01 par value; 5,000,000 shares
authorized, 0 shares issued and outstanding	-	-	-
Class A common stock, $.001 par value;
50,000,000 shares authorized, 50,000,000 shares
issued and outstanding	50,000	50,000	-
Common stock, $.001 par value; 45,000,000 shares
authorized, issued and outstanding 8,628,464,
8,560,257 and 0 shares, respectively	8,628	8,560	-
Additional paid-in capital	135,233	77,042	-
Deficit accumulated during the development stage	(97,338)	(36,038)	(60)

Total stockholders' equity	96,523	99,564	(60)

Total liabilities and stockholders' equity	$128,950	$152,664	$50,540

See notes to consolidated financial statements.

F-3

SMARTMETRIC, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Operations

					Cumulative
					During the
				Period	Development
				December 18,	Stag
	Six Months		Year Ended	2002	(December 18, 2002
	Ended December 31,		June 30,	to June 30,	to December 31,
	2004	2003	2004	2003	2004)
	(Unaudited)				(Unaudited)

Revenues	$-	$-	$-	$-	$-

Expenses:
General and administrative	20,890	1,061	6,643	60	27,593
Research and development	40,410	-	29,335	-	69,745

Total expenses	61,300	1,061	35,978	60	97,338

Net loss	$(61,300)	$(1,061)	$(35,978)	$(60)	$(97,338)

Net loss per share,
basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average
number of common
shares outstanding,
basic and diluted	58,594,361	25,000,000	58,560,257	-

See notes to consolidated financial statements.

F-4

SMARTMETRIC, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders' Equity

						Deficit
						Accumulated
					Additional	During the	Total
	Class A Common Stock		Common Stock		Paid-In	Development	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Net loss for period
December 18, 2002
(date of inception)
to June 30, 2003	-	$-	-	$-	$-	$(60)	$(60)

Balances, June 30, 2003	-	-	-	-	-	(60)	(60)

Sale of Class A
common stock in
October 2003 at a price
of $.001 per share	50,000,000	50,000	-	-	-	-	50,000

Sale of common stock
from October 2003
to June 2004 at a
price of $.01 per share	-	-	8,560,257	8,560	77,042	-	85,602

Net loss for year ended
June 30, 2004	-	-	-	-	-	(35,978)	(35,978)

Balances, June 30, 2004	50,000,000	50,000	8,560,257	8,560	77,042	(36,038)	99,564

Sale of common stock
in October and
November 2004 at a
price of $1.50 per share,
less $44,052 private
placement costs	-	-	68,207	68	58,191	-	58,259

Net loss for six months
ended December 31,
2004 (Unaudited)	-	-	-	-	-	(61,300)	(61,300)

Balances, December 31,
2004 (Unaudited)	50,000,000	$50,000	8,628,464	$8,628	$135,233	$(97,338)	$96,523

See notes to consolidated financial statements.

F-5

SMARTMETRIC, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Cash Flows

					Cumulative
					During the
				Period	Development
				December 18,	Stage
	Six Months		Year Ended	2002	December 18, 2002
	Ended December 31,		June 30,	to June 30,	to December 31,
	2004	2003	2004	2003	2004)
	(Unaudited)				(Unaudited)

Cash flows from operating activities:
Net loss	$(61,300)	$(1,061)	$(35,978)	$(60)	$(97,338)
Changes in assets and liabilities:
Prepaid expenses	(1,400)	-	-	-	(1,400)
Organization costs	60	60	120	(540)	(360)
Accounts payable
and accrued expenses	1,750	-	1,250	-	3,000

Net cash used for
operating activities	(60,890)	(1,001)	(34,608)	(600)	(96,098)

Cash flows from investing activities:
Patent costs incurred	(15,000)	-	-	-	(15,000)

Net cash used for
investing activities	(15,000)	-	-	-	(15,000)

Cash flows from financing activities:
Loans from related party	2,577	-	1,250	50,600	54,427
Repayment of loans from
related party	(25,000)	-	-	-	(25,000)
Stock subscriptions collected, net	93,861	100,000	100,000	-	193,861
Deferred offering costs incurred	(27,500)	-	(2,500)	(50,000)	(80,000)

Net cash provided
by financing activities	43,938	100,000	98,750	600	143,288

Net increase (decrease) in cash	(31,952)	98,999	64,142	-	32,190

Cash, beginning of period	64,142	-	-	-	-

Cash, end of period	$32,190	$98,999	$64,142	$-	$32,190

Supplemental disclosures
of cash flow information:
Interest paid	$-	$-	$-	$-	$-

Income taxes paid	$-	$-	$-	$-	$-

See notes to consolidated financial statements.

F-6

SMARTMETRIC, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended December 31, 2004 and 2003 (Unaudited),
For the Year Ended June 30, 2004, For the Period December 18, 2002
to June 30, 2003, and For the Period December 18, 2002
(Date of Inception) to December 31, 2004 (Unaudited)

NOTE 1 - ORGANIZATION

SmartMetric, Inc. (“SmartMetric”) was incorporated in the State of Nevada on December 18, 2002. SmartMetric is developing a credit card size plastic card embedded with an integrated circuit chip and biometric fingerprint sensor which provides identification of the user (the “SmartMetric Smart Card”) to market to government agencies, corporations, and organizations interested in identification cards.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements include the accounts of SmartMetric and its wholly owned subsidiary SmartMetric Australia Pty. Ltd. (collectively, the “Company”). The Company has been presented as a “development stage enterprise” in accordance with Statement of Financial Accounting Standards (“SFAS”) No.7, “Accounting and Reporting by Development Stage Enterprises”. Since inception, the Company’s activities have been limited to organizational efforts, obtaining initial financing, and product development.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The Company’s financial instruments consist of cash, stock subscriptions receivable, accounts payable and accrued expenses, and due to related party, which approximate fair value because of their short maturity.

Income taxes - The Company follows SFAS No. 109, “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net loss per common share - Basic and diluted net loss per common share has been calculated based upon the weighted average number of common shares outstanding.
NOTE 3 - DEFERRED OFFERING COSTS

Deferred offering costs of $80,000 at December 31, 2004 consist of legal fees and audit fees incurred in connection with the Company’s planned public offering (see note 7). If the public offering is successful, the Company will charge these costs to additional paid-in capital. If the public offering is unsuccessful, the Company will expense these costs.

NOTE 4 - DUE TO RELATED PARTY

Prior to opening the Company’s bank account, the president of the Company paid organization costs of $600 on behalf of the Company. Subsequently, the president of the Company paid legal fees of $52,500 and audit fees of $1,250 on behalf of the Company and advanced $77 directly to the Company. On December 14, 2004, SmartMetric repaid $25,000 of the then $54,427 balance due to related party. These loans do not bear interest and are due on demand.

NOTE 5 - STOCKHOLDERS’ EQUITY

In October 2003, the Company sold 50,000,000 shares of Class A common stock to the president of the Company at a price of $.001 per share, or $50,000 total. From October 2003 to June 30, 2004, the Company sold 8,560,257 shares of common stock (the “Additional Shares”) to the president of the Company at a price of $.01 per share, or $85,602 total. These Additional Shares were assigned by the president of the Company in varying amounts to approximately 600 shareholders for no consideration.

In October and November 2004, the Company sold a total of 68,207 shares of common stock to 9 investors at a price of $1.50 per share, or $102,311 total. The net proceeds to the Company, after deducting $44,052 in costs relating to this private placement, was $58,259.

The Class A common stock and the common stock have identical voting and other rights.

NOTE 6 - INCOME TAXES

No provisions for income taxes have been recorded since the Company has incurred losses since inception.

At December 31, 2004, deferred tax assets consist of:

Net operating loss carryforwards	$33,095
Less valuation allowance	__ (33,095)

Net	$-

Based on management's present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of $33,095 attributable to the future utilization of $97,338 of net operating loss carryforwards as of December 31, 2004 will be realized. Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at December 31, 2004. The Company will continue to review this valuation allowance and make adjustments as appropriate. The net operating loss carryforwards expire $60 in 2023, $35,978 in 2024, and $61,300 in 2025.

NOTE 7 - PLANNED PUBLIC OFFERING

The Company filed a Form SB-2 registration statement with the U.S. Securities and Exchange Commission in September 2004 in connection with a public offering (the “Public Offering”) of up to 4,000,000 shares of common stock at $1.50 per share or $6,000,000 total. The Company plans on offering the shares directly on a “best efforts, all or none basis” as to the first 333,333 shares and on a best efforts basis as to the remaining 3,500,000 shares. The shares are planned to be sold by SmartMetric’s officers and directors in a self-underwritten offering (although the Company may decide to engage registered broker-dealers to assist in the sale) for a period of 90 days (which may be extended for an additional 90 days at the Company’s option). The Public Offering plans that subscription proceeds will be placed in an escrow account until the minimum offering of $500,000 is achieved, after which proceeds shall be released directly to the Company; if the minimum offering is not sold by the end of the offering period, or extended offering period if so extended, the escrowed proceeds would be returned to investors. Also, certain selling shareholders plan on offering 11,628,464 shares for sale in this offering.

NOTE 8 - COMMITMENTS

Marketing agreement - On October 30, 2003, SmartMetric executed an agreement with Information Spectrum, Inc. (“ISI”). Pursuant to this agreement, ISI shall seek to market SmartMetric’s Smart Card technology by actively seeking customers interested in purchasing credential cards which incorporate SmartMetric’s patented Smart Card technology. Prior to ISI offering SmartMetric products by submitting a formal proposal, ISI and SmartMetric shall enter into a “Teaming Agreement” which will define each party’s rights and obligations concerning that particular sales opportunity. Every proposal will require its own Teaming Agreement. Pursuant to this Agreement, ISI is the exclusive reseller of SmartMetric products to agencies of the United States government and the Government of Canada. In addition, ISI has the right of first refusal for other marketing, sales or re-sales opportunities for customers other than the United States or Canadian governments. The term of this agreement is two years and may be extended upon mutual agreement of the parties.

Patent license agreement - Effective August 1, 2004, SmartMetric executed a license agreement with Applied Cryptology, Inc. (“ACI”), a corporation controlled by SmartMetric’s president and the owner of certain technology. Pursuant to the license agreement, SmartMetric has the right to make use of this technology for the purpose of developing software and systems to be used by SmartMetric to provide any or all of the following: 1) secure transactions over the Internet from home and office computers; 2) an automatic method for connecting to remote computers; 3) a method of developing targeted advertising to home and/or office computers; 4) identity verification and access control as provided for in the patent. Pursuant to this license agreement, ACI will receive 2% of all revenues generated by SmartMetric on products which utilize this patented technology. The license fee will be paid on a quarterly basis based on revenues received during the quarter. The license fee shall be due within 45 days of the end of each quarter. In the event no revenues are generated through the use of any of the licensed patents during a given quarter, no money shall be owed ACI for such quarter. ACI may rescind the license agreement and reclaim all rights and interest in the patents if certain events, such as SmartMetric’s filing for bankruptcy protection or reorganization, occur. This license agreement will remain in effect for the lives of the patents. SmartMetric may utilize the patent-pending technological applications anywhere in the world without limitation.

Employment agreement - Effective July 1, 2004, SmartMetric executed an employment agreement with its president. Pursuant to this one-year employment agreement, the president shall receive an annual salary of $170,000 commencing January 1, 2005. This salary will commence upon the Company achieving gross revenues of $1,000,000. Until that time, the salary shall be accrued and SmartMetric may pay the president as salary up to 25% of any offering proceeds received by the Company, which amount shall not exceed $170,000 in any given 12 month period. The president is also eligible for an annual bonus based on certain performance criteria to be determined by a Compensation Committee of the board of directors at a later date. His employment may be terminated for cause at any time. According to the employment agreement, any inventions, ideas, disclosures and improvements made or conceived by him during his employment, including adoptions and improvements to existing patents, shall be his property.

Rental agreement - The Company currently uses office space provided by its president at no cost to the Company. It is anticipated that the Company will start paying rent for this space following the successful completion of the Public Offering.

Lease agreement - In November 2004, SmartMetric executed a lease agreement for office space in Aventura, Florida. This agreement provides for monthly rentals of $700 and an initial term of six months ending May 31, 2005. Unless the lessor is notified in writing at least 60 days prior to the Termination Date, this agreement shall renew for additional one-year terms. Lessor has the right to terminate the lease agreement at any time upon 45 days advance written notice to SmartMetric.

F-7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. - (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including absorbed in a consolidation of merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation doubled if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Article XI of the Company's By-laws provides for the indemnification of the company's officers, directors, and corporate employees and agents under certain circumstances as follows:

Article XI provides that the Company will hold harmless and will indemnify all officers, directors, employees and agents of the Company against all expense, liability and loss reasonably incurred or suffered by such person in its connection as such with the Company. The Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person (except against the Company) only if such proceeding was authorized by the Company's Board of Directors.

If a claim under the above paragraph is not paid in full by the Company within 30 days after a written claim has been received by the Company, the claimant may at anytime thereafter bring suit against the Company to recover the unpaid amount of the claim. If the claimant is successful, it is entitled to be paid the expense of prosecuting such claim, as well.

Notwithstanding any limitations in other sections of the By-laws, the Company will, to the fullest extend permitted by Section 145 of the General Corporation Law of Nevada, indemnify any and all persons whom it has the power to indemnify against any and all of the expense, liabilities and loss, and this indemnification shall not be deemed exclusive of any other rights to which the indemnities may be entitled under any By-law, agreement, or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such persons.

SmartMetric may, at its own expense, maintain insurance to protect itself and any director, officer, employee or agent of SmartMetric against any such expense, liability or loss, whether or not SmartMetric would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

Item 25. EXPENSES OF ISSUANCE AND DISTRIBUTION

The other expenses payable by the Registrant in connection with the issuance and distribution of the securities are approximately:

Escrow Fee ………………………………………	$0.00
Securities and Exchange Commission
Registration Fee………………………………….	$2,957.23
Legal Fees………………………………………..	$130,000.00
Accounting Fees …………………………….…...	$5,000.00
Printing and Engraving ……………………….….	$5,000.00
Blue Sky Qualification Fees and Expenses………	$2,000.00
Miscellaneous ……………………………………	$500.00
Transfer Agent Fee ………………………………	$2,500.00
TOTAL ………………………………………….	$147,957.23

Item 26. RECENT SALES OF UNREGISTERED SECURITIES

In October 2003, SmartMetric issued 50,000,000 shares of common stock to the President of SmartMetric, Colin Hendrick, at $.001 per share for a total of $50,000. From November 2003, to June 30, 2004 SmartMetric sold an additional 8,560,257 shares to Mr. Hendrick at $.01 per share for a total of $85,602.57. Mr. Hendrick completed payment for these shares in October 2004. These sales were made pursuant to Section 4(2) of the Securities Act of 1933. There was no general solicitation or advertising, and Mr. Hendrick did not purchase the shares with the intent to resell them. In August 2004, Mr. Hendrick assigned 8,560,257 shares to approximately 600 people for no consideration. Each of these tranferees is registering his/her shares in this registration statement.

In October and November 2004, SmartMetric sold 68,207 shares to 9 people at $1.50 per share. SmartMetric relied upon Section 4(2) of the Securities Act when offering these securities to a limited number of persons without general solicitation or advertising.

Item 27. EXHIBITS

3.1	Certificate of Incorporation of SmartMetric, Inc.(2)

3.2	By-Laws of SmartMetric, Inc. (2)

4.1	Specimen Certificate of Common Stock. (2)

4.6	Form of Escrow Agreement. (2)

5.1	Opinion of Counsel.

10.1	License Agreement between SmartMetric and Applied Cryptology, Inc.
10.2	Employment Agreement- Colin Hendrick

10.3	Agreement between SmartMetric and ISI(2)

14.1	Code of Ethics(2)

21.1	Subsidiaries of SmartMetric

23.2	Independent Auditor's Consent

24.1	Counsel's Consent to Use Opinion(1)

99.1	Subscription Agreement.

(1)	Contained in Exhibit 5.1
(2)	Filed with original registration statement on September 3, 2004

Item 28.

UNDERTAKINGS

The registrant undertakes:

(1) To file, during any period in which offers or sales are being made, post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the Effective Date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of managing underwriter;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on February 2, 2005.

SMARTMETRIC, INC.

By: /s/ Colin Hendrick
Colin Hendrick

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Dated: January 31, 2005	/s/ Colin Hendrick Colin Hendrick, President, Chief Executive Officer, Chief Financial Officer, Director

Dated: January 31, 2005	/s/ Peter J. Sleep Peter J. Sleep, Vice President, Director

Dated: January 31, 2005	/s/ Joseph Katzman Joseph Katzman, Director